Exhibit A
                                                                       ---------


                             [DAKOTACARE Letterhead]

                               _________ __, 2005

Dear Shareholder,

         As announced on April 13, 2005, we, South Dakota State Medical Holding Company, Incorporated, a South Dakota corporation, intend to engage in a going private transaction in which we will (i) effect a reverse stock split of our Class C Non-Voting Common Stock, par value $0.01 per share, which is referred to herein as our common stock, and (ii) redeem all of the issued and outstanding shares of our Class A Voting Preferred Stock, par value $10.00 per share, which is referred to herein as our Class A preferred stock. Completion of the reverse stock split of our common stock and the redemption of our Class A preferred stock will result in us having less than 300 holders of each of our common stock and Class A preferred stock, enabling us to elect to terminate the registration of our common stock and Class A preferred stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. This disclosure document relates only to the reverse stock split of our common stock.

         In the reverse stock split, holders of our common stock will receive one whole share of our common stock for each 1,000 shares of our common stock they hold immediately prior to the effective time of the reverse stock split. In lieu of issuing fractional shares following the reverse stock split, holders of our common stock that would otherwise hold fractional shares after giving effect to the reverse stock split will receive cash equal to $20.15 per pre-split share of our common stock that would otherwise be converted into a fractional share. Holders of our common stock that would otherwise hold only a fractional share after giving effect to the reverse stock split will only receive cash and will no longer be a shareholder.

         Under the South Dakota Business Corporation Act and other applicable law, our Board of Directors may conduct the reverse stock split without the approval of our shareholders. Therefore, we are not required to seek shareholder approval for this action and no vote is sought in connection with this action. Under the South Dakota Business Corporation Act and other applicable law, the holders of our common stock are not entitled to dissenters' rights in connection with the reverse stock split.

         The attached document contains details on the reverse stock split and we urge you to read it very carefully.

                                                 Sincerely,

                                                 /s/ Kirk Zimmer

                                                 Kirk Zimmer
                                                 Chief Executive Officer


--------------------------------------------------------------------------------
  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED
       IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

                                                                            Page
  SUMMARY TERM SHEET...................................................      1
       DAKOTACARE......................................................      1
       Going Private Transaction.......................................      2
       Reverse Stock Split.............................................      2
       Purposes of and Reasons for the Reverse Stock Split.............      2
       Alternatives Considered.........................................      3
       Effects of the Reverse Stock Split..............................      3
       Fairness of the Reverse Stock Split to Unaffiliated                   5
          Shareholders.................................................
       Shareholder Approval............................................      6
       Federal Tax Consequences........................................      6
       Reservation.....................................................      6
       No Dissenters' Rights...........................................      6
       General.........................................................      6
  CAUTIONARY STATEMENT REGARDING FORWARD
     LOOKING STATEMENTS................................................      7
  SPECIAL FACTORS......................................................      7
       Background of the Transaction...................................      7
       Purposes of and Reasons for the Reverse Stock Split.............     14
       Alternatives Considered.........................................     16
       General Effects of the Reverse Stock Split......................     16
       Description of the Reverse Stock Split..........................     17
       Market for Our Common Stock and Recent Common
          Stock Repurchases............................................     19
       Financial Effects of the Reverse Stock Split....................     20
       Effects of the Reverse Stock Split on Our Shareholders..........     21
       Effects of the Reverse Stock Split on Our Directors
          and Officers.................................................     21
       Fairness Determination of the Board of Directors................     22
       Engagement of Manchester Financial Group, LLC...................     25
       Federal Income Tax Consequences of the Reverse
          Stock Split..................................................     39
       Financial Information...........................................     42
       Source of Funds and Expenses....................................     44
       Reservation.....................................................     44
       Dissenters' Rights..............................................     45
  INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND
     CERTAIN SHAREHOLDERS..............................................     45
       Directors.......................................................     45
       Executive Officers..............................................     46
       Additional Information Regarding Directors and Executive Officers    47
       Certain Shareholder Information.................................     47
       Certain Relationships and Related Transactions..................     48
  WHERE YOU CAN FIND MORE INFORMATION..................................     48
  DOCUMENTS INCORPORATED BY REFERENCE..................................     49

                               SUMMARY TERM SHEET

         This summary term sheet highlights selected information contained in this disclosure document about the reverse stock split. This summary term sheet may not contain all of the information that is important to you. We urge you to read carefully the remainder of this disclosure document. Additional important information is also contained in the attachments and the documents incorporated by reference into this disclosure document. Please see the section entitled "Where You Can Find More Information" beginning on page 48.

         As used in this disclosure document, "DAKOTACARE," "we," "ours," "us" and similar terms refer to South Dakota State Medical Holding Company, Incorporated, and the "going private transaction" refers to the reverse stock split of our common stock, the related cash payments to persons who would otherwise hold fractional shares of our common stock after giving effect to the reverse stock split, the redemption of our Class A preferred stock, the redemption payment to persons currently holding our Class A preferred stock, and the terminations of the registrations of our common stock and our Class A preferred stock under the Exchange Act of 1934, as amended.

DAKOTACARE

         South Dakota State Medical Holding Company, Incorporated is a company incorporated under the laws of the State of South Dakota. We are a South Dakota licensed health maintenance organization, or HMO, engaged in the development of comprehensive health care delivery systems and, through our subsidiaries, the provision of managed care and claims administration services for self-insured employer groups. Our principal executive offices are located at 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, and our telephone number is
(605) 334-4000.

         There is no active trading of our common stock and our common stock is not listed on any securities exchange, quoted by any securities broker or dealer or traded in the over-the-counter market. We do not believe that an active trading market could ever develop for our common stock because our Amended and Restated Articles of Incorporation provide that only the following persons and entities may own our common stock: (a) medical and osteopathic physicians who have executed participating physician agreements with us, (b) a trust or self-directed individual retirement account controlled by such a physician, (c) a professional corporation, partnership or other entity domiciled in the State of South Dakota and in which such a physician is a shareholder, partner or employee in the practice of medicine; (d) management, employees and agents of us, the South Dakota State Medical Association or the South Dakota Foundation for Medical Care, Inc., or (e) the spouse or children of such a physician or other person set forth in (a)-(d) above. Please see "Special Factors--Market for Our Common Stock and Recent Common Stock Repurchases" for a more detailed discussion.

Going Private Transaction

         Our Board of Directors has authorized a going private transaction in which we will (i) effect a reverse stock split of our common stock, and (ii) redeem all of the issued and outstanding shares of our Class A preferred stock. Completion of the reverse stock split of our common stock and the redemption of our Class A preferred stock will result in us having less than 300 holders of each of our common stock and Class A preferred stock, enabling us to elect to terminate the registration of our common stock and Class A preferred stock pursuant to Section 12(g) of the Securities Exchange Act of 1934. This disclosure document relates only to the reverse stock split of our common stock.

Reverse Stock Split

         Our Board of Directors has authorized us to effect a reverse stock split of our common stock. The reverse stock split will be effected at a ratio of 1-for-1,000. In the reverse stock split, holders of our common stock will receive one whole share of our common stock for each 1,000 shares they hold immediately prior to the effective time of the reverse stock split, and they will receive cash in lieu of any fractional shares to which they would otherwise be entitled. The cash payment for our common stock will be equal to $20.15 per pre-split share of our common stock that would otherwise be converted into a fractional share. Holders of our common stock that would otherwise hold only a fractional share after giving effect to the reverse stock split will only receive cash and will no longer be a shareholder. Please see "Special Factors--Description of the Reverse Stock Split" for a more detailed discussion.

Purposes of and Reasons for the Reverse Stock Split

         The principal purposes of, and reasons for, effecting the going private transaction and the reverse stock split are:

          o To reduce the number of holders of record of our common stock to fewer than 300, which will enable us to terminate the registration of our common stock under the Securities Exchange Act of 1934, or the Exchange Act.

          o To eliminate the costs associated with being a reporting company under the Exchange Act, which include, among other things, increased audit fees, legal fees, transfer agent fees, director and officer liability insurance premiums, postage and printing costs and other administrative expenses.

          o To eliminate the costs of complying with certain of the new requirements imposed by the Sarbanes-Oxley Act of 2002.

          o To eliminate the indirect costs associated with management's and employees' time spent preparing periodic reports required of public companies under the Exchange Act.

          o To enable us to control the dissemination of certain business information, which is currently disclosed in our periodic reports and made available to our competitors and other interested parties, potentially to our detriment.

          o The fact that we have not realized the benefits normally presumed to result from being a publicly traded company (such as the development or existence of a trading market for, and liquidity of, our common stock, use of a trading market as a source for capital raising, the ability to use stock as currency for acquisitions, use of stock to attract, retain and incentivize our employees and enhanced corporate image), resulting, in part, from the restrictions on the ownership and transfer of our common stock set forth in our Amended and Restated Articles of Incorporation.

Please see "Special Factors--Purposes of and Reasons for the Reverse Stock Split" for a more detailed discussion.

Alternatives Considered

         As alternatives to the going private transaction, our Board of Directors considered both an issuer tender offer for shares of our common stock and remaining a Securities and Exchange Commission, or SEC, reporting company. Our Board rejected the tender offer option because it provided no certainty that the number of holders of our common stock would be reduced below 300, and thus no assurance that we could accomplish our going private objective. Our Board also determined that remaining a SEC reporting company was not in our best interests because, among other things, we would continue to incur the expenses involved with, and perpetuate the existing disadvantages that we experience as a result of, being an SEC reporting company. Our Board of Directors believes that by effecting the reverse stock split our management will be able to devote its full time and attention to our business and our expenses will be reduced. This should enable us to improve our financial performance, which may result in increased shareholder value over time. Please see "Special Factors--Alternatives Considered" for a more detailed discussion.

Effects of the Reverse Stock Split

         General Effects. The principal effects of the reverse stock split on us and our shareholders are expected, as of the date of this disclosure document, to be as follows:

          o The number of holders of record of our common stock will be reduced from 698, as of April 7, 2005, to 262, immediately following the effectiveness of the reverse stock split. The number of issued and outstanding shares of common stock will be reduced from 1,365,604, immediately prior to the reverse stock split, to 1,109 immediately following the effectiveness of the reverse stock split.

          o We will terminate the registration of our common stock under the Exchange Act, which, together with the termination of the registration of our Class A preferred stock following the redemption of such stock, will mean that we will no longer file reports with the SEC or be considered a SEC reporting company. Although holders of our common stock following the going private transaction will continue to have access to the annual and quarterly periodic financial reports that we file with the South Dakota Division of Insurance, such information will not be as readily available to such shareholders and will not contain all of the same disclosures required of an Exchange Act reporting company.

          o The book value per share of our common stock which, as of March 31, 2005, was $7.83, will be reduced to approximately $4.80 on a pre-split basis, giving pro forma effect to the costs of this transaction and the cash payment for fractional shares and expenses incurred in connection with the going private transaction.

          o We estimate that the percentage ownership and total voting power of our common stock beneficially owned by our executive officers and directors as a group will increase from approximately 6.6%, immediately prior to the reverse stock split, to approximately 7.7%, immediately following the effectiveness of the reverse stock split.

          o Our cash and cash equivalents will be reduced by approximately $5.4 million at March 31, 2005, to approximately $10.4 million.

         Effects on Shareholders Who Own Fewer than 1,000 Shares. As a result of the reverse stock split, shareholders who hold fewer than 1,000 shares of our common stock immediately prior to the effective time of the reverse stock split will receive $20.15 for each pre-split share of our common stock that would otherwise be converted into a fractional share, and will no longer be shareholders of the Company.

         Effects on Shareholders Who Own 1,000 or More Shares. Shareholders holding 1,000 or more shares of our common stock immediately prior to the effective time of the reverse stock split will remain shareholders after the reverse split. Such shareholders will receive one post-split share of our common stock in exchange for each 1,000 pre-split block of shares of our common stock and, in lieu of fractional shares, will receive $20.15 for each pre-split share of our common stock that would otherwise be converted into a fractional share. The remaining shareholders who are not our officers, directors or controlling persons, which we refer to as unaffiliated shareholders, will, as a group, own a smaller percentage of us than prior to the reverse stock split.

         Please see "Special Factors--General Effects of the Reverse Stock Split," "Special Factors--Description of the Reverse Stock Split," and "Special Factors--Effects of the Reverse Stock Split on Our Shareholders" for a more detailed discussion.

Fairness of the Reverse Stock Split to Unaffiliated Shareholders

         We believe that the reverse stock split is fair to our shareholders, both for those who will be cashed out entirely and those who will remain shareholders. Our Board of Directors has unanimously approved the reverse stock split. Please see "Special Factors--Fairness Determination of the Board of Directors" for a more detailed discussion.

         We believe that the reverse stock split is fair to the holders of our common stock, including the unaffiliated holders of our common stock, whether they are cashed out or remain as a holder of our common stock following the reverse stock split because, among other things: (i) it provides liquidity to certain holders of our common stock; (ii) the reverse stock split ratio was calculated without bias and applies equally to all shares of our common stock;
(iii) it offers holders of fractional shares of our common stock the opportunity to receive cash at a premium to book value; (iv) the $20.15 in cash consideration to be paid to the holders of our common stock for their fractional shares falls within the fair market value range included in the valuation report of Manchester Financial Group, LLC, or Manchester, as of December 31, 2004; (v) Manchester rendered a written fairness opinion to our Board of Directors stating that in the opinion of Manchester, subject to the limitations and qualifications set forth in the opinion, as of May 10, 2005, the cash consideration in the amount of $20.15 to be paid to the holders of our common stock for their fractional shares is fair, from a financial point of view, to the holders of our common stock who own less than 1,000 shares of our common stock; (vi) it will result in direct and indirect cost savings for us; (vii) the remaining holders of our common stock will participate in our future growth, if any; (vii) the remaining holders of our common stock will continue to have access to our financial information; and (viii) the remaining holders of our common stock will have substantially the same rights following the reverse stock split. Please see "Special Factors--Engagement of Manchester Financial Group, LLC," Special Factors--Valuation Report of Manchester Financial Group, LLC," and "Special Factors--Fairness Opinion of Manchester Financial Group, LLC" for a more detailed discussion. Manchester's valuation report is attached to this disclosure document as Attachment A and Manchester's fairness opinion is attached to this disclosure document as Attachment B. We encourage you to carefully read each of the valuation report and fairness opinion in its entirety.

         No independent committee of our Board of Directors has reviewed or approved the fairness of the reverse stock split. No unaffiliated representative acting solely on behalf of the unaffiliated shareholders for the purpose of negotiating the terms of the reverse stock split or preparing a report concerning the fairness of the reverse stock split was retained by us or by a majority of our directors who are not our employees. In spite of the absence of an unaffiliated representative acting solely on behalf of the unaffiliated shareholders, we believe that the reverse stock split is substantively fair to all unaffiliated shareholders. Further, we note that (i) none of the members of our Board are currently employed by us and no such person has been employed by us during our last three fiscal years, and (ii) our Board engaged Manchester to issue an opinion as to the fairness, from a financial point of view, to our shareholders who will be cashed out of the cash consideration to be paid to them in the reverse stock split.

Shareholder Approval

         You are not being asked to vote in connection with this transaction. Pursuant to the South Dakota Business Corporation Act and other applicable law, shareholder approval is not required for this type of action and no vote of our shareholders is being sought. Please see "Special Factors--Description of the Reverse Stock Split" for a more detailed discussion.

Federal Tax Consequences

         It is intended that the reverse stock split will constitute a "recapitalization" and, hence, a reorganization within the meaning of Section 368(a)(1)(E) of the United States Internal Revenue Code of 1986, as amended. Assuming that the reverse stock split so qualifies, shareholders who receive only shares of our common stock will not recognize gain or loss. Shareholders who receive cash will recognize a gain or loss, which may be treated as dividend income or capital gains/losses, depending on the individual shareholder's circumstances.

         Please see "Special Factors--Federal Income Tax Consequences of the Reverse Stock Split" for a more detailed discussion. Please see "Special Factors--General Effects of the Reverse Stock Split" and "Special Factors--Effects of the Reverse Stock Split on Our Shareholders" for a more detailed discussion of the effects of the reverse stock split on us and our shareholders.

Reservation

         We reserve the right to abandon or delay the going private transaction any time before it is effected for any reason, including, but not limited to, if there is pending litigation regarding such transaction.

No Dissenters' Rights

         Pursuant to the South Dakota Business Corporation Act and other applicable law, our shareholders are not entitled to dissenters' rights in connection with the reverse stock split. Please see "Special
Factors--Dissenters' Rights" for a more detailed discussion.

General

         Effectiveness of the Reverse Stock Split. Our Board of Directors has established _:__ on __________ __, 2005, as the effective time and date for the reverse stock split. As promptly as possible following the effectiveness of the reverse stock split, we will file a Form 15 with the SEC certifying that we have fewer than 300 holders of record of our common stock, thereby commencing the termination of the registration of our common stock under the Exchange Act.

         Financing for the Reverse Stock Split. We estimate that a total of approximately $5.2 million will be required to pay for pre-split shares of our common stock that otherwise would be converted into fractional shares, and approximately $200,000 of costs and expenses will be incurred in connection with the reverse stock split, for a total of approximately $5.4 million. Cash and cash equivalents on hand will serve as the source for all of the costs and expenses of the going private transaction, including the amounts required to be paid in lieu of the issuance of fractional shares resulting from the reverse stock split. Please see "Special Factors--Source of Funds and Expenses" for a more detailed discussion.

         Stock Certificates. You should not send your stock certificates to us now. Once the reverse stock split is completed we will send instructions on how to receive any cash payments you may be entitled to receive.


                         CAUTIONARY STATEMENT REGARDING
                           FORWARD LOOKING STATEMENTS

         We make forward-looking statements in this disclosure document and the documents that are made part of this disclosure document by reference to other documents filed with the SEC. Forward-looking statements are those statements that describe our management's beliefs and expectations about the future. We have identified forward looking statements by using words such as "anticipate," "believe," "could," "estimate," "may," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in this disclosure document and other documents filed with the SEC. Actual results may differ materially from those contemplated by the forward-looking statements.

         You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this disclosure document or, in the case of a document incorporated by reference into this disclosure document, as of the date of that document. Except as required by law, we do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this disclosure document or to reflect the occurrence of unanticipated events.


                                 SPECIAL FACTORS

Background of the Transaction

         On January 19, 1996, we filed a Form 8-A with the SEC to register, under Section 12(g) of the Exchange Act, both our common stock and our Class A preferred stock. We were required to register both our common stock and our Class A preferred stock under the Exchange Act because the number of holders of each such class of stock exceeded 500 holders as of December 31, 1995.

         Our Amended and Restated Articles of Incorporation provide that only the following persons and entities may own our common stock: (a) medical and osteopathic physicians who have executed participating physician agreements with us, (b) a trust or self-directed individual retirement account controlled by such a physician, (c) a professional corporation, partnership or other entity domiciled in the State of South Dakota and in which such a physician is a shareholder, partner or employee in the practice of medicine; (d) management, employees and agents of us, the South Dakota State Medical Association or the South Dakota Foundation for Medical Care, Inc., or (e) the spouse or children of such a physician or other person set forth in (a)-(d) above. As a result, the transferability of our common stock is extremely limited and no active trading market has ever developed for our common stock.

         Due to the lack of a trading market for our common stock, the holders of our common stock would, from time to time, express to members of our staff and our Board of Directors their desire to obtain long term liquidity, particularly in the event of retirement, disability or death.

         As a result, in February 1998, our Board of Directors adopted a stock repurchase program to facilitate liquidity for holders of our common stock in the event of death, disability or retirement. Such program was designed so that participation in such program by holders of our common stock is voluntary and we are not required to purchase any shares of our common stock under the stock repurchase program. Further, we limited the annual maximum aggregate purchase price to be paid under such program to an amount equal to the lesser of $200,000 or 5% of the outstanding shares of our common stock.

         Each year, our stock repurchase program was oversubscribed. We determined that, to the extent that our financial position would allow us to expend additional capital to repurchase our common stock, we should increase the annual maximum aggregate purchase price. As such, in June 2001, we amended our stock repurchase program to increase the annual maximum aggregate purchase price to an amount equal to the lesser of $0.5 million or 5% of the outstanding shares of our common stock. Also in June 2001, we allocated the maximum annual aggregate purchase price of $0.5 million to the program and repurchased $0.5 million in shares of our common stock on a pro-rata basis from shareholder who had subscribed and met the requirements of the program.

         Although these amendments to our program provided additional liquidity in the event of death, disability and retirement, it continued to be oversubscribed. Further, many of the holders of our common stock continued to express their desire for liquidity outside the events of death, disability or retirement.

         At its meeting held on November 1, 2001, our Board was updated on our stock repurchase program. Specifically, our Board considered the fact that several holders of our common stock did not meet the eligibility requirements set forth in our Amended and Restated Articles of Incorporation. Management explained that such shareholders included former employees and agents who no longer had relationships with us, and persons who obtained their shares through divorce proceedings. After discussion, our Board directed our management to investigate and report back to our Board options for repurchasing or retiring the shares of our common stock held by persons who are not eligible to hold such stock under our Amended and Restated Articles of Incorporation.

         At its meeting held on January 31, 2002, the Board again discussed the fact that shares of our common stock were being held by persons who are not eligible to hold such stock under our Amended and Restated Articles of Incorporation and that such persons had requested that we repurchase such shares. Outside counsel presented our Board with the available options for repurchasing such shares of our common stock, including amending our share repurchase program to allow for the repurchase of such stock. The Board then discussed engaging securities counsel to review the stock repurchase program and other advisors to opine on our valuation process for our common stock. After further discussion, our Board authorized management to engage securities counsel and other advisors to develop a plan for repurchasing the common stock held by ineligible holders.

         At its meeting held on June 5, 2002, our Board reviewed a letter from a holder of our common stock that raised general questions regarding the liquidity of such stock. Outside securities counsel advised our Board that it should consider all of its options with respect to our common stock, including the repurchase of the common stock held by ineligible holders, reviewing the liquidity of our common stock and reviewing the market for purchasing and selling our common stock. Following further discussion, our Board authorized management to work with legal counsel and other appropriate advisors to develop alternatives for future Board consideration that would provide liquidity for the holders of our common stock.

         At its meeting held on August 8, 2002, our Board met to discuss with outside securities counsel its options for providing liquidity to the holders of our common stock. Outside counsel set forth various alternatives, including the advantages and disadvantages associated with each such alternative. Our management reviewed with our Board the estimated financial projections for the different alternatives, specifically emphasizing the effect on our risk-based capital requirements. Our Board again expressed the importance of establishing a plan to repurchase the common stock held by ineligible holders, and also emphasized the importance of taking care of the retired, disabled and deceased physicians who requested that we repurchase their common stock under our stock repurchase program. After further discussion, our Board authorized our management to engage Manchester to review the valuation for our common stock and further authorized management and outside securities counsel to provide more detailed proposals for providing liquidity for the holders of our common stock.

         At its meeting held on November 21, 2002, our management reviewed with our Board certain valuation information relating to our common stock. The Board determined that due to our financial position, and specifically the lack of available capital, no shares of our common stock would be repurchased under our stock repurchase program. The Board further determined that developing alternatives regarding the repurchase of some or all of our common stock would be a matter to be regularly reviewed by our Board.

         At its meeting held on September 12, 2003, our Board again discussed the repurchase of our common stock. Specifically, our Board focused on a going private transaction in which enough shares of our common stock would be repurchased to enable us to also reduce the number of holders of record of our common stock below 300. Our Board considered that the benefits of a going private transaction included eliminating the costs associated with complying with the Sarbanes-Oxley Act of 2002, eliminating staff time currently spent on SEC related work, reducing audit and legal fees and reducing premiums for director and officer liability insurance. Our Board acknowledged that any such transaction would need to be approved by the South Dakota Division of Insurance. Our management advised that they had preliminary conversations with a representative of the Division of Insurance and provided certain information regarding this type of transaction. Our Board then considered the possibility of selling trust preferred securities to generate enough capital to complete the transaction, but ultimately determined that it was not comfortable incurring the related debt and debt service costs. Following further discussion, our Board authorized our management to further research such going private transaction, which included determining the approximate cost of such transaction, and to request proposals from financial advisors to review our operations or arrange for an overview of our operations.

         At its meeting held on June 9, 2004, our Board revisited the liquidity issues associated with our common stock. In particular, our Board acknowledged that our common stock is held by a number of persons who are retired or ineligible to hold such stock, as well as by the estates of deceased shareholders. Our Board resolved that it would prepare a plan to deal with such issues.

         On September 24, 2004, our Board of Directors met to continue discussing a going private transaction. Our Board considered both an issuer tender offer and the reverse stock split as possible means of repurchasing shares of our common stock to reduce the number of holders of record of our common stock below 300 in a going private transaction. Our Board was advised by outside securities counsel and management, and discussed both the benefits and detriments of each of these repurchase methods. The Board was advised by management that our current cash reserves, after considering both our financial position and liquidity and capital requirements, would be sufficient to fund a reverse stock split. After discussion, the Board authorized management to further explore a reverse stock split transaction.

         On October 27, 2004, our Board of Directors met to continue discussing a potential reverse stock split and going private transaction. A presentation was made to our Board of Directors by its outside legal counsel regarding a proposed transaction timeline. Legal counsel also presented to the Board of Directors a fee and expense quote from Manchester for a valuation report to assist in determining the consideration to be paid for each pre-split share of our common stock that would otherwise be converted into a fractional share and a fairness opinion with respect to such consideration. Our Board of Directors authorized management to engage Manchester for no more than the quoted fees and expenses to prepare the valuation report and render the fairness opinion. Our Board of Directors further authorized our management and our outside securities counsel to begin preparing the necessary disclosure documents that could be used in connection with a reverse stock split and going private transaction.

         On January 19, 2005, our Board of Directors met to continue discussing a potential reverse stock split and going private transaction. Also present at such meeting were members of our management, representatives of Manchester and our outside legal counsel. A presentation was made to our Board of Directors by outside legal counsel regarding the redemption of our Class A preferred stock. The Board was advised that, like the common stock, the Class A preferred stock was also registered under Section 12 of the Exchange Act and that there were approximately 1,523 holders of such stock. The Board was further advised that in order to complete a going private transaction and eliminate the disclosure and reporting requirements under the Exchange Act, such stock would need to be redeemed in accordance with the redemption provisions included in the Amended and Restated Articles of Incorporation. The Board asked questions of legal counsel. Then, Manchester discussed with our Board Manchester's preliminary valuation analyses regarding our common stock. The methodologies used in Manchester's preliminary valuation analyses were the same as those used for Manchester's valuation report as of December 31, 2004, except that the preliminary analyses were as of September 30, 2004, and did not include a M&A transactions analysis. The Board asked questions of Manchester. After discussion, the Board authorized management to explore a potential going private transaction that would include a reverse stock split transaction for our common stock and a redemption of our Class A preferred stock.

         On April 7, 2005, our Board of Directors met to continue discussing the potential going private transaction involving a reverse stock split transaction for our common stock and the redemption of our Class A preferred stock. Also present at such meeting were members of our management, a representative of Manchester and our outside legal counsel. Management and legal counsel reviewed with the Board the history and background of the potential going private transaction, as well as benefits and detriments related to proceeding with such transaction. Following such review, the representative of Manchester distributed Manchester's valuation report and made an oral presentation to the Board regarding the fair market value range of a share of our common stock. Specifically, the Manchester valuation report estimated that, as of December 31, 2004, the fair market value range of a share of our common stock on a minority interest basis was, in Manchester's opinion, between $17.05 and $20.25. Our Board asked questions of the Manchester representative regarding Manchester's valuation analyses and the fair market value range. The Board then asked questions of outside legal counsel regarding the SEC process and necessary steps to be taken to proceed with the proposed going private transaction.

         The representative from Manchester was then asked to leave the meeting in order to allow our Board to discuss the valuation report and the fair market value range. After additional discussion and deliberation by our Board, our Board approved the following with respect to the reverse stock split transaction for our common stock: (i) it approved the reverse stock split and going private transaction, (ii) it set the ratio for the reverse stock split at 1-for-1,000,
(iii) subject to the receipt of a written fairness opinion from Manchester, it approved the cash consideration for each pre-split share of our common stock that would otherwise be converted into a fractional share at $18.00, and (iv) it appointed an Executive Committee, consisting of Dr. Stephan Schroeder, Dr. James Engelbrecht and Dr. James Reynolds, to accept the written fairness opinion from Manchester and take any and all other necessary and appropriate action with respect to the going private transaction and reverse stock split of the common stock.

         The representative from Manchester re-joined the meeting and, at our Board's request, rendered an oral opinion that the $18.00 cash consideration was fair, from a financial point of view, to the holders of our common stock who would be cashed out in the reverse stock split. Our Board then asked Manchester to confirm its oral opinion in writing.

         The Board then considered the redemption of the Class A preferred stock. After discussion and deliberation, our Board approved the following with respect to the redemption of our Class A preferred stock: (i) it approved the redemption of the Class A preferred stock and going private transaction, (ii) it set June 16, 2005, as the redemption date for the Class A preferred stock, (iii) it set May 10, 2005, as the record date for determining the holders of the Class A preferred stock, and (iv) it set May 17, 2005, as the mailing date for the redemption notice for the redemption of the Class A preferred stock.

            In preparing its written fairness opinion, representatives from Manchester discovered that there had been a calculation error in the valuation report delivered to our Board on April 7, 2005, and advised management of such fact. Since our Board had considered, among other things, such valuation report in setting the amount of cash consideration to be paid to holders of common stock for their fractional shares in the reverse stock split, members of our management, on behalf of our Board, asked Manchester to correct the valuation report and present such corrected valuation report to our Board at its meeting to be held on May 6, 2005.

            On May 6, 2005, our Board met to, among other things, receive Manchester's corrected valuation report. Also present in person at such meeting were members of our management and our outside legal counsel. Representatives from Manchester were present by telephone. A corrected valuation report was distributed to members of our Board and representatives from Manchester made an oral presentation to the Board regarding the corrected fair market value range of a share of our common stock. Specifically, the corrected valuation report estimated that the fair market value range of a share of our common stock on a minority interest basis, as of December 31, 2004, was, in Manchester's opinion, between $19.15 and $21.90. Our Board asked questions of the Manchester representatives regarding their analysis, market conditions and the fair market value range. The representatives from Manchester were then excused from the meeting to allow our Board to discuss the corrected valuation report and the corrected fair market value range.

            Our Board considered the corrected fair market value range together with other factors, including our performance to date and the market performance of companies similar to us. Following discussion and deliberation, the Board approved, subject to the receipt of a written fairness opinion from Manchester, an increase in the cash consideration to be paid to the holders of our common stock for their fractional shares from $18.00 to $20.15. The Board also re-appointed an Executive Committee of the Board, consisting of Dr. John Rittmann, Dr. Engelbrecht and Dr. Reynolds, to accept the written fairness opinion from Manchester and take any and all other necessary and appropriate action with respect to the going private transaction and reverse stock split of the common stock.

            The representatives from Manchester re-joined the meeting. Our Board advised the representatives that they had increased in the cash consideration to be paid to the holders of our common stock for their fractional shares from $18.00 to $20.15. Our Board then asked representatives from Manchester to render a fairness opinion as to cash consideration of $20.15 for each pre-split share of our common stock that would otherwise be converted into a fractional share.

            On May 10, 2005, the Executive Committee of the Board met by telephone conference to receive the written fairness opinion from representative from Manchester. The fairness opinion states that in the opinion of Manchester, subject to the limitations and qualifications set forth in the opinion, as of May 10, 2005, the cash consideration in the amount of $20.15 to be paid to the holders of our common stock for their fractional shares is fair, from a financial point of view, to the holders of our common stock who own less than 1,000 shares of our common stock.

            On May 16, 2005, the Board met to approve an amended record date, mailing date and redemption date to be used in connection with the redemption of the Class A preferred stock. The Board determined that it would be beneficial to amend the record, mailing and redemption dates in a manner that would permit the Board to explain the redemption of the Class A preferred stock to the holders of the Class A preferred stock at our annual meeting of stockholders on June 10, 2005, in advance of their receipt of a notice of redemption, as well as allow holders of Series A preferred stock to ask questions concerning the redemption of the Class A preferred stock. Following discussion, the Board approved a new redemption date of July 6, 2005, a new record date of June 6, 2005, and a new mailing date of June 15, 2005.

Purposes of and Reasons for the Reverse Stock Split

         The primary purpose of the going private transaction, of which the reverse stock split is a part, is to eliminate the corporate costs and expenses associated with, and the time and effort of management relating to, our disclosure and reporting requirements resulting from our status as a "reporting company" under the Exchange Act. Because our common stock and Class A preferred stock is registered under Section 12 of the Exchange Act, we are required to comply with disclosure and reporting requirements under the Exchange Act, as well as certain of the new requirements imposed by the Sarbanes-Oxley Act of 2002. The direct future cost of continued compliance with these requirements is expected to be substantial, representing an estimated annual cost to us in the future of approximately $300,000, including, among other things, increased audit fees, legal fees, transfer agent fees, director and officer liability insurance premiums, postage and printing costs and other administrative expenses.

         In addition to these future direct costs, our management and employees are required to devote substantial time and energy to completing the periodic reports required under the Exchange Act. We believe that the enactment of the Sarbanes-Oxley Act of 2002 has caused these obligations to become more burdensome on small reporting companies like us, and has subjected us and our directors and executive officers to substantial expenses and risks. In effecting the going private transaction, we can eliminate many of the direct future costs discussed above, as well as these indirect management costs.

         The direct costs that we expect to eliminate are only estimates. The actual savings we realize from the going private transaction may be higher or lower than such estimates. Estimates of the direct costs that may be eliminated if the going private transaction is consummated are based upon (i) the actual costs to us of the services and disbursements in each of the categories listed above that were reflected in our recent financial statements, and (ii) the allocation to each category of management's estimates of the portion of the expenses and disbursements in such category believed to be solely or primarily attributable to our reporting company status. In some instances, our future cost savings expectations are based on information provided or upon verifiable assumptions. For example, our auditors have informed us, informally, that there will be a substantial increase in auditing fees if we continue to be a reporting company. In addition, the costs associated with retaining legal counsel to assist with complying with the Exchange Act reporting requirements will be eliminated if we no longer file reports with the SEC and are otherwise not required to comply with the disclosure requirements that apply to reporting companies.

         We also note that in addition to the elimination of the annual future costs referenced above, the consummation of the going private transaction would result in a significant one-time cost savings due to the fact that we would not be subject to the new internal control requirements imposed by Section 404 of the Sarbanes-Oxley Act. Preparing ourselves to be able to comply with Section 404 of the Sarbanes-Oxley Act would require significant expenditures during our fiscal year ending December 31, 2006, including costs related to computer software and hardware and fees to third parties for compliance planning, assessment, documentation and testing. Such costs are expected to exceed $500,000.

         In addition to the expenses mentioned above, our Board of Directors believes that we receive little, if any, relative benefit from having our common stock registered under the Exchange Act. Benefits normally presumed to result from having registered stock include:

          o The establishment of a public market that provides liquidity for stock and serves as a source for capital raising. We have never had a public market for our common stock, primarily because of the restrictions on the ownership and transfer of our common stock set forth in our Amended and Restated Articles of Incorporation. We became subject to the reporting requirements of the Exchange Act as a result of growth in the number of holders of our common stock, and not as a result of a public offering, and we have never engaged in any capital raising through a public offering of our common stock since becoming a reporting company.

          o The ability to use stock, as opposed to cash or other consideration, to effect acquisitions. We have not found the occasion to acquire other businesses and do not presently intend to do so. Further, the restrictions on ownership and transfer of our common stock imposed by our Amended and Restated Articles of Incorporation may prohibit such use of our common stock.

          o The ability to use stock to attract, retain and incentivize employees. Due to the restrictions on ownership and transfer of our common stock imposed by our Amended and Restated Articles of Incorporation and the lack of liquidity of our common stock, we believe that we would have limited success in using our common stock in such a manner.

          o An enhanced company image. We have determined that due to our size and other factors, we have not enjoyed an appreciable enhancement in our image as a result of our reporting company status.

         Further, we note that the consummation of the going private transaction would enable us to control the dissemination of certain business information, which is currently disclosed in our periodic reports and made available to our competitors and other interested parties, potentially to our detriment.

         We had 698 record holders of our common stock as of the date of this disclosure document, of which 436 owned less than 1,000 shares. There currently is no established public trading market for, or trading interest in, our common stock and, because of the restrictions on ownership and transferability of our common stock set forth in our Amended and Restated Articles of Incorporation, we do not believe that an active trading market could ever develop. The reverse stock split will allow the shareholders being cashed out to liquidate their shares of common stock and will provide the shareholders who remain the opportunity to participate in the future increase, if any, in our value.

         In light of the foregoing, our Board of Directors and our management believe that any benefits associated with maintaining our status as a reporting company are substantially outweighed by the related costs, both financial and operational. Our Board of Directors believes that it is in our best interests to eliminate the administrative burden and costs associated with maintaining our status as a reporting company.

Alternatives Considered

         In making its determination to proceed with the reverse stock split, our Board of Directors also considered commencing an issuer tender offer for our common stock or remaining a reporting company. For the reasons discussed below, our Board of Directors determined that providing liquidity to some unaffiliated holders of our common stock was fair to all of the unaffiliated holders of our common stock considering the benefits to us of eliminating the expenses incurred as a result of being a reporting company and relieving our management of the time necessary to meet regulatory responsibilities under the Exchange Act.

         Issuer Tender Offer. As an alternative to the reverse stock split, our Board considered an issuer tender offer to repurchase shares of our outstanding common stock. Our Board was advised that the federal securities laws impose rules regarding the treatment of shareholders in a tender offer, including the pro rata acceptance of offers from shareholders. Due to the limited amount of capital available for our reverse stock split, our Board determined that we could not be certain that an issuer tender offer would reduce the number of holders of record of our common stock below 300, which is required to accomplish our going private objective. As a result, our Board rejected this alternative.

         Remaining a Reporting Company. Our Board also considered remaining a reporting company. In such case, we would continue to incur expenses without, in the opinion of our Board, the commensurate benefits. As a result, our Board determined that this alternative was not in the best interests of us or our shareholders and rejected it.

General Effects of the Reverse Stock Split

         Our Board of Directors has considered that the reverse stock split will have the following effects on us:

          o Reduction in the Number of Shareholders of Record and Outstanding Shares. Based on information as of the date of this disclosure document, we believe that the reverse stock split will reduce the number of holders of record of our common stock from 698 to 262, and the number of outstanding shares of our common stock from 1,365,604 to 1,109.

          o Change in Book Value. Because (i) the price to be paid in lieu of fractional shares to holders of fewer than 1,000 shares of our common stock will be $20.15 per share, (ii) the number of shares of our common stock expected to be cashed out as a result of the reverse stock split is estimated to be approximately 256,604,
               (iii) the total cost to us, including expenses, of effecting the reverse stock split is expected to be approximately $5.4 million, and (iv) at March 31, 2005, our aggregate stockholders' equity was approximately $10.7 million or $7.83 per share, we expect that, as a result of the reverse stock split, the book value per share of our common stock will be reduced to approximately $4.80 per share (pre-split) on a pro forma basis. However, it is important to note that book value is an accounting methodology based on the historical cost of our assets, and therefore does not necessarily reflect our current fair market value.

          o Available Cash. Our cash and cash equivalents will be reduced by approximately $5.4 million at March 31, 2005, to approximately $10.4 million after the effectiveness of the reverse stock split.

          o Termination of Exchange Act Registration and Elimination of Exchange Act Reporting Obligations. Our common stock is currently registered under Section 12 of the Exchange Act. Following the reverse stock split, we intend to terminate the registration of our common stock under the Exchange Act as promptly as possible after the effectiveness of the reverse stock split. Termination of registration of our common stock under the Exchange Act, together will termination of registration of our Class A preferred stock, will substantially reduce the information that we are required to furnish to our shareholders. Due to the nature of our business, we are required to file annual and quarterly periodic financial reports with the South Dakota Division of Insurance. Our shareholders will have access to these reports, as they are a matter of public record and available to the public, but such reports will not include all of the information that we are currently required to provide to our shareholders under the Exchange Act.

Description of the Reverse Stock Split

         Conversion of Shares. On the effective date for the reverse stock split, which is established by the action of our Board of Directors, each outstanding 1,000 shares of our common stock will be converted into one share of our common stock in a reverse stock split. In the reverse stock split, holders of shares of our common stock will receive one share of our common stock for each 1,000 shares they hold of record immediately prior to the effective date of the reverse stock split and cash in lieu of any fractional shares to which they would otherwise be entitled. The cash payment for the fractional shares of our common stock will be at the rate of $20.15 per pre-split share. The following examples illustrate the effect of the reverse stock split on our shareholders in various circumstances:

          o Example 1: Shareholders Owning Fewer Than 1,000 Shares of Our Common Stock. On the effective date of the reverse stock split, Shareholder A owns of record 800 shares of our common stock. Using the ratio of one share of common stock for each 1,000 shares of common stock held immediately prior to the reverse stock split, Shareholder A would be entitled to receive 0.8 shares of our common stock. Because no fractional shares will be issued as a result of the reverse stock split, Shareholder A will not receive any shares of our common stock, but will instead receive a cash payment from us at the rate of $20.15 per pre-split share. In this example, Shareholder A will receive $16,120 in cash and will no longer be a shareholder.

          o Example 2: Shareholders Owning 1,000 or More Shares of Our Common Stock. On the effective date of the reverse stock split, Shareholder B owns of record 1,200 shares of our common stock. Using the ratio of one share of common stock for each 1,000 shares of common stock held immediately prior to the reverse stock split, Share B will be entitled to receive 1.2 shares of common stock. Because no fractional shares will be issued as a result of the reverse stock split, Shareholder B will receive one full share of our common stock and $4,030 in cash (at the rate of $20.15 per pre-split share) for the remaining 0.2 share of our common stock.

         Promptly after the effectiveness of the reverse stock split, we will file a Form 15 with the SEC certifying that we have fewer than 300 holders of record of our common stock, thereby terminating the registration of our common stock under the Exchange Act. Furthermore, we will send a letter of transmittal to all holders of our common stock as of the effective date.

         On the effective date of the reverse stock split, each certificate representing a share of our common stock outstanding immediately prior to the reverse stock split will be deemed, for all corporate purposes and without any further action by any person, to evidence ownership of the reduced number of shares of our common stock and/or the right to receive cash for fractional shares. Each shareholder who owns fewer than 1,000 shares of our common stock immediately prior to the reverse stock split will not have any rights with respect to our common stock and will have only the right to receive cash in lieu of the fractional shares to which he, she or it would otherwise be entitled.

         Shareholder Approval. You are not being asked to vote in connection with this transaction. Pursuant to the South Dakota Business Corporation Act and other applicable law, shareholder approval is not required for this type of action and no vote of our shareholders is being sought.

         Exchange of Stock Certificates. A letter of transmittal will provide the means by which holders of our common stock will surrender their stock certificates and obtain certificates evidencing the shares of our common stock and/or cash to which they are entitled after the reverse stock split. If certificates evidencing our common stock have been lost or destroyed, we may, in our full discretion, accept a duly executed affidavit and indemnity agreement of loss or destruction in a form satisfactory to us and our legal counsel in lieu of the lost or destroyed certificate. If a certificate is lost or destroyed, the shareholder may be required to submit, in addition to other documents, a bond or other security satisfactory to us and our legal counsel indemnifying us and all other persons against any losses incurred as a consequence of the issuance of a new stock certificate. Shareholders whose certificates have been lost or destroyed should contact us. Additional instructions regarding lost or destroyed stock certificates will be included in the letter of transmittal that will be sent to shareholders after the reverse stock split becomes effective. Except as described above with respect to lost stock certificates, there will be no service charges or costs payable by shareholders in connection with the exchange of their certificates or in connection with the payment of cash in lieu of fractional shares. We will bear these costs. The letter of transmittal will be sent to shareholders promptly after the effective date of the reverse stock split. Do not send in your stock certificate(s) until you have received the letter of transmittal.

         Regulatory Approvals. Due to the nature of this going private transaction and the risk based capital requirement imposed on us by the South Dakota Division of Insurance, we were required to obtain approval for such transaction from the South Dakota Division of Insurance. We have received all necessary approvals from the South Dakota Division of Insurance.

Market for Our Common Stock and Recent Common Stock Repurchases

         There is no active trading of our common stock and our common stock is not listed on any securities exchange, quoted by any securities broker or dealer or traded in the over-the-counter market. We do not believe that an active trading market could ever develop for our common stock because our Amended and Restated Article of Incorporation provide that only the following persons and entities may own our common stock: (a) medical and osteopathic physicians who have executed participating physician agreements with us, (b) a trust or self-directed individual retirement account controlled by such a physician, (c) a professional corporation, partnership or other entity domiciled in the State of South Dakota and in which such a physician is a shareholder, partner or employee in the practice of medicine; (d) management, employees and agents of us, the South Dakota State Medical Association or the South Dakota Foundation for Medical Care, Inc., or (e) the spouse or children of such a physician or other person set forth in (a)-(d) above. Although a limited number of sales of our common stock have occurred directly between interested buyers and sellers, we do not regularly receive price information on such transactions.

         We are not required to pay annual cumulative dividends to holders of our common stock. Our Board of Directors, at its discretion, can elect to pay dividends in any amount subject to availability of funds and regulatory requirements. So long as we exceed the regulatory capital requirements established by the Division of Insurance of the State of South Dakota there are no restrictions on our ability to pay dividends. No dividends were declared or paid during our fiscal years ended December 31, 2004 or 2003, and, as of the date of this disclosure document, no dividends have been declared or paid in our fiscal year ending December 31, 2005.

         To facilitate liquidity for holders of our common stock in the event of death, disability, or retirement, our Board of Directors adopted a stock repurchase program that implemented in February 1998 and publicly announced in March 1998. Participation in the stock repurchase program is voluntary. No shareholder is required to sell his or her shares of our common stock under the stock repurchase program and we are not required to purchase any shares of our common stock under the stock repurchase program. We did not repurchase any shares of our common stock, under our stock repurchase program or otherwise, during our fiscal years ended December 31, 2004 or 2003, and, as of the date of this disclosure document, we have not repurchased any shares of our common stock, under our stock repurchase program or otherwise, during our fiscal year ending December 31, 2005.

         Following the going private transaction, to the extent that there is available capital, our Board of Directors may elect to use such capital to provide liquidity to the remaining holders of our common stock. Our Board may reacquire shares of our common stock through our existing stock repurchase program, through a dutch auction or through any other method that our Board determines is appropriate and in our best interests.

Financial Effects of the Reverse Stock Split

         We estimate that approximately $5.2 million will be required to pay for the fractional shares of our common stock exchanged for cash in the reverse stock split. Additionally, we estimate that professional fees and other expenses related to this transaction will total approximately $200,000 for the following:

                        SEC filing fees             $  1,035
                        Legal fees                   120,000
                        Opinion fees and expenses     45,000
                        Other                         33,965
                                                    --------
                              Total                 $200,000

         We do not expect that the payment to holders of our common stock receiving cash in the reverse stock split or the payment of expenses will have a material adverse effect on our capital, liquidity, operations or cash flow. There will, however, be less capital available to us following the going private transaction. You should read the discussion under "Description of the Reverse Stock Split--Sources of Funds and Expenses" for a description of the sources of funds for the reverse stock split.

         As discussed above in "Purposes of and Reasons for the Reverse Stock Split," we anticipate saving approximately $300,000 in annual future direct costs related to compliance with disclosure and reporting requirements under the Exchange Act and an indeterminable amount in indirect savings resulting from the reduction in the time that must be devoted to preparing Exchange Act reports and filings. We also anticipate a one-time cost savings of $500,000 due to the fact that we would not be subject to the new internal control requirements imposed by
Section 404 of the Sarbanes-Oxley Act.

Effects of the Reverse Stock Split on Our Shareholders

         Shareholders holding less than 1,000 shares of our common stock immediately prior to the effectiveness of the reverse stock split will cease to be shareholders and instead will receive $20.15 per pre-split share of common stock held by such person. All shareholders, both unaffiliated and affiliated, holding 1,000 or more shares of our common stock will remain shareholders and will be paid at the rate of $20.15 per share, on a pre-split basis, in lieu of receiving any fractional shares. As a group, unaffiliated stockholders after the reverse split will own a smaller percentage of our common stock than they held prior to the reverse stock split. Although holders of our common stock following the going private transaction will continue to have access to the annual and quarterly periodic financial reports that we file with the South Dakota Division of Insurance, such information will not be as readily available to such shareholders and will not contain all of the same disclosures required of an Exchange Act reporting company.

Effects of the Reverse Stock Split on our Directors and Officers

         Our directors and executive officers who hold shares of our common stock will participate in the reverse stock split to the same extent as unaffiliated holders of our common stock. It is currently anticipated that all of our current directors and executive officers will continue in their current positions following the going private transaction. As with all other remaining unaffiliated shareholders, the percentage ownership of our directors and executive officers, individually and as a group, of the total outstanding shares of our common stock after the reverse stock split will change. The following table illustrates the effect of the reverse stock split on our directors and executive officers.

                                                                        Shares Beneficially Owned
                                                                -------------------------------------------
                                                                        Before                After
            Directors and Executive Officers                        Reverse Split         Reverse Split
                                                                -------------------------------------------
                                                                     #          %          #         %
James Engelbrecht, M.D., Director                                   1,160      .08         1        .09

Van Johnson, Director                                                  --       --        --         --

Thomas Krafka, M.D., Director                                      16,640     1.22        16       1.44

Thomas Luzier, M.D., Director                                       1,960      .14         1        .09

John Rittmann, M.D., Director                                       8,421      .62         8        .72

Stephan D. Schroeder, M.D., Director                                1,920      .14         1        .09

James Reynolds, M.D., Director                                     50,440     3.69        50       4.51

John Sternquist, M.D., Director                                       560      .04        --         --

Terrance Nemec, Director                                               --       --        --         --

Kirk J. Zimmer, Chief Executive Officer                               800      .06        --         --

Thomas Nicholson, Vice President--Marketing                            --       --        --         --

Steven E. Goldberg--Vice President--Medical Management                 --       --        --         --

                                                                        Shares Beneficially Owned
                                                                -------------------------------------------
                                                                        Before                After
            Directors and Executive Officers                        Reverse Split         Reverse Split
                                                                -------------------------------------------
Brian E. Meyer, Vice President--Information Systems                    --      --          --       --

William Rossing, M.D., Vice President--Medical Director              8,720      .64         8      .72

All Directors and Officers a Group (16 people)                      90,621     6.64        85     7.66


Fairness Determination of the Board of Directors

         Our Board of Directors has analyzed the reverse stock split and its anticipated effects and unanimously determined that the reverse stock split is fair to the holders of our common stock, including the unaffiliated holders of our common stock, whether they are cashed out or remain as a holder of our common stock following the reverse stock split. In reaching such determination, our Board considered, in no particular order and without preference, a number of factors, including the factors discussed below.

          o The Reverse Stock Split Provides Certain Holders of Our Common Stock with Liquidity. As discussed above under "Background of the Transaction," due to the lack of a trading market for our common stock, the holders of our common stock have often expressed to members of our staff and our Board their desire to obtain liquidity. In the past, however, we did not have the requisite available capital to provide a liquidity event and our Board was not comfortable incurring debt in connection with such an event. Our 2004 performance was significantly better than our historical performance and provided us with necessary available capital to effect a liquidity event. Our Board determined that such capital should be used to provide liquidity, to the extent possible, to the holders of our common shares. Following the going private transaction, to the extent that there is additional available capital, our Board may elect to use such capital to provide liquidity to the remaining holders of our common stock.

          o The Reverse Stock Split Ratio Was Calculated Without Bias and Will Apply Equally to All Shares of Our Common Stock. The purpose of the reverse stock split is to reduce the number of record holders to fewer than 300 so that we can terminate the registration of our common stock under the Exchange Act, and no longer be subject to the disclosure and reporting requirements under the Exchange Act. The split ratio is a result of calculations that were intended to determine how many holders of our common stock needed to be cashed out in order to reduce the number of record holders to fewer than 300. Our Board believes that the current ratio of l-for-1,000 is fair because it was calculated without bias toward any one group of shareholders. Further, this ratio will be applied equally to all shares of our common stock.

          o The Reverse Stock Split Offers Holder of Fractional Shares the Opportunity to Receive Cash at a Premium to Book Value. The $20.15 per share cash consideration being paid to the holders of fractional shares pursuant to the reverse stock split is $12.32 more per share more than the $7.83 book value per share of our common stock as of March 31, 2005.

          o The Cash Consideration to be Paid in the Reverse Stock Split Falls Within the Valuation Range Presented by Manchester. The per share cash consideration being paid to the holders of fractional shares falls within the fair market value range of a share of our common stock on a minority interest basis as of December 31, 2004, presented to our Board by Manchester.

          o The Board Received A Written Fairness Opinion that the Cash Consideration is Fair, From A Financial Point of View, to the Cashed Out Shareholders. Our Board received a written fairness opinion, dated May 10, 2005, from Manchester that states that, in the opinion of Manchester, the consideration to be paid in the reverse stock split is fair, from a financial point of view, to the holders of our common stock owning less than 1,000 shares of our common stock and receiving cash for their fractional shares.

          o The Reverse Stock Split Will Result in Direct and Indirect Cost Savings. As discussed above under "Purposes of and Reasons for the Reverse Stock Split," we incur direct and indirect costs relating to compliance with our disclosure and reporting requirements under the Exchange Act. We anticipate saving approximately $300,000 in annual future direct costs related to such requirements under the Exchange Act and an indeterminable amount in indirect savings resulting from the reduction in the time that must be devoted to preparing Exchange Act reports and filings. Our Board anticipates that such cost savings will benefit us, which, in turn, will benefit the remaining holders of our common stock.

          o Remaining Shareholders Will Participate In Our Future Growth, If Any. Our Board recognized that although holders of more than 1,000 shares of our common stock will not be cashed out in this liquidity event, such holders will, as a result of the reverse stock split, continue to participate in our future growth, if any, and benefit from increases, if any, in our value.

          o Remaining Shareholders Will Have Access To Certain Financial Information. Although disclosure and reporting requirements under the Exchange Act will terminate following the effectiveness of the reverse stock split, remaining holders of our common stock will continue to have access to the annual and quarterly periodic financial reports that we file with the South Dakota Division of Insurance. Such information will not, however, be as readily available to such shareholders and will not contain all of the same disclosures required of an Exchange Act reporting company.

          o Remaining Shareholders Will Have Similar Rights Following the Reverse Split. With the exception of reduced availability of certain information, the rights of the holders of our common stock who hold more than 1,000 shares will remain essentially unchanged. In particular, as stated above under "Market for Our Common Stock and Recent Common Stock Repurchases," there is currently no active trading of our common stock and our common stock is not listed on any securities exchange, quoted by any securities broker or dealer or traded in the over-the-counter market. Further, we do not believe that an active trading market could ever develop for our common stock because of the ownership restrictions on our common stock set forth in our Amended and Restated Articles of Incorporation.

         In view of the variety of factors considered in connection with their evaluation of the reverse stock split, our Board did not quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations, but rather considered the results of their analysis as a whole. In view of the fact that there is no established trading market for our common stock, our Board did not consider the market prices of our common stock in its determination of the fairness of the price to be paid in the reverse stock split. Similarly, our Board did not consider our liquidation value in evaluating the fairness of the consideration offered because our Board had no intention of liquidating our assets. We also note that the $20.15 per share value being paid pursuant to the reverse stock split is $12.32 per share more than the $7.83 book value per share of common stock as of March 31, 2005.

         Finally, our Board did not consider the prices we paid for shares of our common stock in prior transactions under our stock repurchase program determinative for purposes of determining the fairness of the per share value to be paid in connection with the reverse stock split. The prices paid in prior transactions were below the per share price being paid in connection with the reverse stock split.

         No independent committee of our Board of Directors has reviewed or approved the fairness of the reverse stock split. In addition, no unaffiliated representatives acting solely on behalf of the shareholders being cashed out for the purpose of negotiating the terms of the reverse stock split or preparing a report concerning the fairness of the reverse stock split was retained by us or by a majority of the directors who are not employees of the Company. In spite of the absence of an independent committee or the engagement of a representative for the shareholders being cashed out, our Board believes that the reverse stock split is fair to both the holders of our common stock being cashed out and all remaining holders of our common stock, including all unaffiliated shareholders. Further, we note that (i) none of the members of our Board are currently employed by us and no such person has been employed by us during our last three fiscal years, and (ii) our Board engaged Manchester to issue an opinion as to the fairness, from a financial point of view, to the holders of our common stock who would be cashed out of the cash consideration to be paid to them in the reverse stock split.

Engagement of Manchester Financial Group, LLC

         General. Manchester Financial Group, LLC, a Minneapolis based investment banking and financial advisory firm, was engaged by our Board of Directors pursuant to an engagement letter to render a fairness opinion to our Board with respect to the cash consideration to be paid to the holders of fractional shares of our common stock in the reverse stock split. After Manchester was engaged, our Board requested, and Manchester agreed, that as part of Manchester's services under the engagement letter that Manchester would provide a valuation report to our Board regarding the fair market value of our common stock on a minority interest basis.

         Manchester is a multi-disciplinary financial services firm founded in 1989 that focuses on small and middle market companies, providing a range of financial and management advisory services. Our Board of Directors selected Manchester to issue the fairness opinion based on Manchester's reputation, its familiarity with us, its fee quote and the advice of our other independent professionals. Manchester, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements of debt and equity and valuations for share repurchase and other corporate purposes.

         Manchester was not requested to, and did not, initiate any discussions with third parties with respect to a possible acquisition of us, provide any advice on the structure of the reverse stock split or the proposed going private transaction, or provide services other than to deliver its valuation report and fairness opinion.

         The valuation report of Manchester as of December 31, 2004, the opinion of Manchester dated May 10, 2005, and the accompanying presentations to our Board of Directors summarized below were among the many factors taken into consideration by our Board of Directors in making its determination to approve the reverse stock split.

         When we refer in this disclosure document to Manchester's valuation report, we are referring to the valuation report of Manchester as of December 31, 2004, attached to this disclosure document as Appendix A and incorporated herein by reference. When we refer in this disclosure document to Manchester's opinion or fairness opinion, we are referring to the fairness opinion of Manchester dated May 10, 2005, attached to this disclosure document as Appendix B and incorporated herein by reference. The summaries set forth below of the valuation report and the fairness opinion are qualified in their entirety by reference to the full text of the valuation report and fairness opinion, respectively. The summaries include information presented in tabular format. In order to understand fully the financial analyses used by Manchester, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Shareholders should read each of the valuation report and fairness opinion in their entirety. The valuation report and fairness opinion are also available for inspection and copying at our principal executive offices at 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, during regular business hours by any holder of shares of our common stock or by any representative of any such holder who has been so designated in writing. Additional copies of the valuation report and fairness opinion may be obtained from us by written request to Bruce Hanson, Chief Financial Officer, 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105.

         Limitations and qualifications to Manchester's valuation report and fairness opinion. In rendering its valuation report and fairness opinion, Manchester assumed and relied upon, without independent verification, the accuracy and completeness of all information that was provided or otherwise made available to Manchester, that was discussed with or otherwise reviewed by or for Manchester or that was publicly available. Manchester did not attempt, and assumed no responsibility, to verify such information independently. With respect to our financial projections, Manchester assumed, and Manchester was advised by our management that, the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of our management as to our future financial performance. Manchester expressed no opinion with respect to our projections or the assumptions, estimates or judgments on which such projections were based. The valuation report took into account economic, financial, market and other conditions as those conditions existed as of December 31, 2004, and that could be evaluated as of the date the valuation report was delivered, and Manchester's experience in preparing business valuations in general. Manchester's fairness opinion took into account economic, financial, market and other conditions as those conditions existed and could be evaluated as of May 10, 2005, and Manchester's experience in preparing business valuations in general. Events occurring after those dates could materially affect the assumptions used in preparing Manchester's valuation report and fairness opinion. Manchester has not undertaken to reaffirm or revise its valuation report or opinion or otherwise comment upon any events occurring after the date of its valuation report or fairness opinion and does not have any obligation to update, revise or reaffirm its valuation report or fairness opinion.

         In preparing its valuation report and fairness opinion, Manchester did not perform any appraisals or valuations of any of our specific assets or liabilities (fixed, contingent or other), did not make any physical inspection of any tangible asset, and was not furnished with any such appraisals or valuations.

         In performing its analyses, Manchester made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control and the control of Manchester. The analyses performed by Manchester are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses do not purport to be equivalent to actual values that may be realized in the context of an actual transaction, which may be higher or lower than the analyses. Manchester used in its analyses various projections of future performance prepared by our management. Our projections are based on numerous variables and assumptions which are inherently unpredictable. Accordingly, actual results of these analyses are subject to substantial uncertainty and could vary significantly from those set forth in such projections. In addition, with respect to the comparable public company and M&A transaction analyses summarized below, no company or transaction utilized as a comparison is identical to us or to the reverse stock split and going private transaction and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies, the structure and terms of the transactions and other factors that could affect the acquisition or public trading values of the companies concerned.

         Manchester was not requested to consider or opine as to, and Manchester's valuation report and fairness opinion do not address, the basic business decision to proceed with or effect the reverse stock split and the going private transaction, or the relative merits of those transactions compared to any alternative business strategy or transaction in which we might engage.

         The preparation of a valuation report and a fairness opinion are complex processes and necessarily are not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by Manchester, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the valuation report and the fairness opinion.

         While Manchester exercised its professional judgment in applying weights to particular analyses to produce a range of values, the preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Manchester to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Manchester for its fairness opinion was carried out in order to provide a different perspective on the reverse stock split and the valuation of our common stock and to add to the total mix of information available. In preparing its fairness opinion, Manchester may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis performed for Manchester's fairness opinion should not be taken to be Manchester's view of our actual value. To the contrary, Manchester's opinion extends only to its belief that the cash consideration to be received in the reverse stock split by the holders of our common stock who own less than 1,000 shares of our common stock is fair, from a financial point of view, to such holders.

         Manchester's opinion addresses solely the consideration payable to the holders of our common stock that will be cashed out in the reverse stock split and does not address any other term or agreement relating to the reverse stock split or the going private transaction. Without limiting the generality of the foregoing, Manchester has made no analysis of the proposed redemption of our Class A preferred stock or the effects of the going private transaction and the reverse stock split on us and the remaining holders of our capital stock, including holders of our common stock. Manchester did not consider any benefits that may inure to any of our shareholders as a result of the going private transaction and the reverse stock split or any related transactions other than in such party's capacity as a cashed out holder of our common stock. In addition, with our Board's consent, Manchester did not analyze any other class of securities separately and assumed for purposes of its valuation report and fairness opinion that each of our Class A preferred stock and Class B Voting Preferred Stock, par value $1.00 per share, or Class B preferred stock, have a fair value equal to their respective redemption value. In preparing its fairness opinion, Manchester, with the Board's consent, assumed the reverse stock split and the going private transaction does not involve a change of control under applicable state law.

         Manchester's valuation report and fairness opinion are addressed only to our Board. Neither the valuation report, nor the fairness opinion, is intended to confer rights and remedies upon any of our shareholders or any other person.

         Neither Manchester's valuation report, nor its fairness opinion, set the price to be paid for fractional shares of our common stock in the reverse stock split. The price was determined by our Board, which considered Manchester's valuation report and fairness opinion among a number of items in determining the price to be paid for fractional shares in the reverse stock split. Manchester made no representation as to the sufficiency, legal or otherwise, of its valuation report or fairness opinion for our Board's purposes.

         Fees and Expenses. Our engagement letter with Manchester in connection with the reverse stock split provides that, for its services, Manchester is entitled to receive $40,000 due and payable as follows: $20,000 upon execution of the engagement letter and the remainder upon delivery of the fairness opinion. We also agreed to an expense allowance not to exceed $5,000 without prior authorization to cover Manchester's out-of-pocket expenses (which include, but are not limited to, reasonable legal fees, database fees, travel expenses and other expenses). Our engagement letter with Manchester further provides that we agree to indemnify and hold harmless Manchester (including its directors, controlling persons, officers, employees and agents) against and from certain losses, claims, damages or liabilities, and all actions, claims, proceedings and investigations in respect thereof, in connection with Manchester's services under the engagement letter. We agreed to amend the engagement letter as of March 15, 2005, to pay on an hourly basis for the preparation of the valuation report. The terms of the fee arrangement with Manchester, which both we and Manchester believe are customary in transactions of this nature, were negotiated at arm's length between Manchester and us, and our Board of Directors is aware of these fee arrangements. In addition, over the past two years Manchester's affiliate, Manchester Companies, Inc., has provided certain strategic planning and other consulting services to our Board. Currently, Manchester Companies is engaged by us on an hourly rate basis to provide professional services and assistance to management in creating our budgeting process.

         Valuation Report of Manchester Financial Group, LLC. The objective of the valuation report was to determine a range of fair market values of our common stock on a minority-interest basis. Fair market value is the price at which ownership of the shares would change hands between a typical willing buyer and a typical willing seller when neither is under any compulsion to conclude the transaction and both parties have reasonable knowledge of relevant facts.

         Our Board requested that Manchester deliver its valuation report as of December 31, 2004, regarding the estimated fair market value of our common stock, at a meeting of our Board on April 7, 2005. At this meeting, Manchester presented its valuation report and responded to questions of members of our Board regarding such presentation.

         In preparing to deliver its written fairness opinion, Manchester discovered that there had been a calculation error in one of the mathematical models included in the valuation report delivered to our Board on April 7, 2005. Manchester notified our management of the error. Since our Board had considered, among other things, such valuation report in setting the amount of cash consideration to be paid to holders of common stock for their fractional shares in the reverse stock split, members of our management, on behalf of our Board, asked Manchester to correct the error and present the corrected valuation report to our Board at its May 6, 2005, meeting.

         At the May 6, 2005, meeting of our Board, Manchester presented a corrected valuation report. Manchester also responded to questions of members of our Board regarding such presentation. The corrected report was in all material respects identical to the report delivered April 7, 2005, except for correction of the mathematical error and resulting conclusion regarding estimated range of fair market value. The corrected valuation report is discussed below.

         In arriving at the valuation report, among other things, Manchester:

          o met with certain members of our management to discuss our operations, financial condition, future prospects and projected operations and performance;

          o visited our corporate headquarters located in Sioux Falls, South Dakota;

          o reviewed, among other public information, our Annual Reports on Form 10-K and related financial information for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004, and our
               Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

          o reviewed certain information, including financial forecasts, furnished to Manchester by our senior management and relating to our business, earnings, cash flow, assets and prospects;

          o reviewed forecasts and projections prepared by our management with respect to us for the fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009;

          o reviewed the historical market prices and trading activity of certain publicly traded companies, through December 31, 2004, that Manchester deemed to be relevant;

          o compared our financial position and results of operations with those of certain publicly traded companies that Manchester deemed to be relevant;

          o to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which we operate that were announced between January 1, 2004, and December 31, 2004; and

          o prepared a discounted cash flow analysis of us based upon the forecasts and projections prepared by our management for the years ending December 31, 2005, 2006, 2007, 2008 and 2009;

          o reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Manchester deemed to be material or otherwise necessary or appropriate, including Manchester's assessment of regulatory, economic, market and monetary conditions.

         The following is a summary of the material analyses and other information that Manchester prepared and relied on in delivering its valuation report to our Board:

         Comparable Public Company Analysis. Manchester compared our financial information as of December 31, 2004, with corresponding publicly available information as of December 31, 2004, for a group of seven publicly-traded managed health care providers that Manchester considered most comparable with us, which included: Amerigroup Corporation, Continucare Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana, Inc., Pacificare Health Systems, Inc., and Sierra Health Services, Inc. Manchester selected this group of companies from health care providers after discussion with our senior management. These companies are the publicly traded companies most similar to us in terms of primary business.

         Manchester analyzed the valuation multiples for the comparable companies derived from their market valuation as of December 31, 2004, and historical revenue, earnings, EBITDA (which is earnings before interest, taxes, depreciation and amortization) and book value data as of December 31, 2004. Manchester then calculated our equity value as of December 31, 2004, implied by the comparable company valuation multiples.

         This analysis produced the following results (as of December 31, 2004; dollars in millions):

                                                             Implied Company
                                             Median Value     Equity Value
                                             ------------ --------------------
Price to book value                             3.36x            $35.2
Enterprise value to 2004 revenue                0.83x            $81.7
Price to 2004 earnings                         16.99x            $70.4
Price to 2004 EBITDA                            9.31x            $53.8

         In preparing the comparable public companies analysis, Manchester noted that our net income for our fiscal year ended December 31, 2004, was 7.6x greater than our net income for our fiscal year ended December 31, 2003, whereas our net income was negative in our fiscal years ended December 31, 2002 and 2001. As a result, following discussions with our management, and with our Board's consent, Manchester applied a 45% discount to our implied equity values calculated from our 2004 earnings and our 2004 EBITDA multiples to account for our abnormal discrepancy between our 2004 performance and historical performance. This adjustment should be viewed only as an approximation reflecting Manchester's qualitative judgment and experience as to the significance of this variance between our 2004 earnings and our historical and projected earnings and not as a definitive indication of relative value.

         Manchester calculated a range of implied equity values for us using different weighted averages of the comparable company valuation metrics as follows:

                                                                Weighting
                                                           --------------------
          Price to book value                                30%          25%
          Enterprise value to 2004 revenue                   20%          25%
          Price to 2004 earnings                             20%          25%
          Price to 2004 EBITDA                               30%          25%

             Weighted average equity value (millions)      $57.1        $60.3

         M&A Transactions Analysis. Manchester reviewed merger and acquisition transactions involving target companies that it deemed comparable to us. Manchester selected these transactions by searching databases and by applying the following criteria:

          o    publicly traded companies that operate HMOs;

          o transactions announced between January 1, 2004, and December 31, 2004; and

          o    transactions valued at more than $20 million.

          The selected transactions used in the analysis were (acquiror/target):

          o    Molina Healthcare Inc./Health Care Horizons;

          o    Wellcare Health Plans Inc./Harmony Health Systems;

          o    UnitedHealth Group Inc./Touchpoint Health Plan;

          o    Pacificare Health Systems Inc./American Medical Security;

          o    Centene Corp/FirstGuard;

          o    Molina Healthcare Inc./Sharp Health Plans; and

          o    Humana Inc./CarePlus Health Plans of Florida.

         For each M&A transaction, Manchester calculated for the target company the enterprise value as a multiple of the number of HMO members the target had to determine the price paid per HMO member in each transaction. This analysis produced prices paid per HMO member as follows:


                                     Median Value       Range of Values
                                     ------------       ---------------
Price paid per HMO member               $684             $284 to $8,160


         Manchester multiplied the median price paid per HMO member in the M&A transactions by the number of HMO members we had as of December 31, 2004, to determine an implied enterprise value for us of $20.5 million. The M&A transactions involved a change of control and, therefore, the M&A transactions multiples include a control premium. Because the valuation being performed by Manchester was of a minority interest in us not involving a change of control, Manchester applied a 20% discount to the implied enterprise value yielded by this analysis. Manchester then calculated the implied equity value by adding our excess cash and subtracting our total liabilities to the implied enterprise value. The result of this analysis was an implied equity value of $25.0 million for us.

         Discounted Cash Flow Analysis. Manchester performed a discounted cash flow analysis for us in which it calculated the present value of our projected future cash flows using internal financial projections provided by our senior management for the years ending December 31, 2005, 2006, 2007, 2008 and 2009. The discounted cash flow analysis is based on our projected future unlevered free cash flows, after taking into consideration capital expenditures and working capital requirements. These cash flows are discounted back to a present value at an appropriate rate and are added to a terminal value, which is determined by applying an earnings multiplier to our EBITDA in the fifth projected year and discounting that value back to the present. Manchester applied a discount rate of 16.3% and a range of terminal multiples of 6.75x to 8.0x forecasted 2009 EBITDA. This analysis resulted in equity values for us of $36.5 million for the low value and $40.0 million for the high value.

         Valuation Summary. Manchester calculated the fair market value of our common stock in the aggregate by subtracting the redemption value of the our Class A preferred stock and Class B preferred stock from the equity values implied for us as a whole.

         For purposes of the valuation report, Manchester estimated the range of fair market values of our common stock by applying discounts for our common stock's lack of marketability and the lack of voting rights.

         A lack of marketability discount accounts for an individual shareholder's inability to freely sell shares in the open market. In addition to not having an established trading market, the sale of our common stock is significantly limited by its terms. Manchester reviewed the results of studies conducted on the lack of marketability discount and arrived at a discount range of 35% (applied to the high valuation) to 37.5% (applied to the low valuation).

         Common stock, in addition to having a pro rata claim on dividends and ownership, typically has voting rights. Manchester reviewed the results of studies conducted on the lack of voting rights discount and applied an additional discount of 5% to both the low and high valuation ranges due to the lack of voting rights of our common stock.

         Manchester used the three generally accepted valuation approaches described above to estimate a range of equity values for us and assigned relative weights to each analysis. Due to the inherent uncertainty of five year forecasts and our historical volatility in earnings, Manchester applied less weight to the discounted cash flow analysis and more weight to the comparable public companies analysis. Manchester also applied less weight to the M&A transactions analysis because that analysis yielded a much broader range of results than the comparable public companies valuation.

         Manchester then divided the aggregate fair market minority interest value by the number of shares of our common stock outstanding as of December 31, 2004, to estimate a fair market minority interest value of our common stock per share.

         These analyses yield an estimated fair market value for our common stock on a minority interest basis as of December 31, 2004, of between $19.15 and $21.90 per share. The following is a summary of these results (dollars in millions, except per share amounts):

         Low value:
         ----------

------------------------------------------------------------------------------------------------------------
                                           Implied Minority Interest    Weighting
              Methodology                        Equity Value             Factor      Contribution to Value
------------------------------------------------------------------------------------------------------------
Comparable public companies                         $ 57.1                  55%                       $31.4
------------------------------------------------------------------------------------------------------------
M&A transactions                                    $ 25.0                  20%                       $ 5.0
------------------------------------------------------------------------------------------------------------
Discounted cash flow                                $ 36.5                  25%                       $ 9.1
                                                                                                      -----
------------------------------------------------------------------------------------------------------------
  Implied equity value                                                                                $45.5
------------------------------------------------------------------------------------------------------------
Less: Redemption value of Class A Preferred                                                        (0.0152)
------------------------------------------------------------------------------------------------------------
Less: Redemption value of Class B Preferred                                                        (0.0018)
                                                                                                   --------
------------------------------------------------------------------------------------------------------------
                                                                                                      $45.5
------------------------------------------------------------------------------------------------------------
Less: Marketability discount (37.5%)                                                                 (17.1)
------------------------------------------------------------------------------------------------------------
Less: Non-voting discount (5%)                                                                        (2.3)
                                                                                                      -----
------------------------------------------------------------------------------------------------------------
  Aggregate fair market minority interest value of Class C Stock                                      $26.2
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Number of shares of Class C Stock outstanding                                                     1,365,604
------------------------------------------------------------------------------------------------------------

Fair market minority interest value of Class C Stock per share                                       $19.17
------------------------------------------------------------------------------------------------------------
         High value:
         -----------

------------------------------------------------------------------------------------------------------------
                                           Implied Minority Interest    Weighting
              Methodology                        Equity Value             Factor      Contribution to Value
------------------------------------------------------------------------------------------------------------
Comparable public companies                         $ 60.3                  60%                       $36.2
------------------------------------------------------------------------------------------------------------
M&A transactions                                    $ 25.0                  15%                       $ 3.7
------------------------------------------------------------------------------------------------------------
Discounted cash flow                                $ 40.0                  25%                      $ 10.0
                                                                                                     ------
------------------------------------------------------------------------------------------------------------
  Implied equity value                                                                                $49.9
------------------------------------------------------------------------------------------------------------
Less: Redemption value of Class A Preferred                                                        (0.0152)
------------------------------------------------------------------------------------------------------------
Less: Redemption value of Class B Preferred                                                        (0.0018)
                                                                                                   --------
------------------------------------------------------------------------------------------------------------
                                                                                                      $49.9
------------------------------------------------------------------------------------------------------------
Less: Marketability discount (35.0%)                                                                 (17.5)
------------------------------------------------------------------------------------------------------------
Less: Non-voting discount (5%)                                                                        (2.5)
                                                                                                      -----
------------------------------------------------------------------------------------------------------------
  Aggregate fair market minority interest value of Class C Stock                                      $29.9
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Number of shares of Class C Stock outstanding                                                     1,365,604
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Fair market minority interest value of Class C Stock per share                                       $21.92
------------------------------------------------------------------------------------------------------------

         Fairness Opinion of Manchester Financial Group, LLC. At the May 6, 2005, meeting of our Board, Manchester presented their valuation report to our Board regarding the estimated fair market value range of a share of our common stock as of December 31, 2004, and responded to questions of Board members regarding such presentation. Representatives from Manchester were excused from the meeting and, following discussion and deliberation, our Board approved an increase in the cash consideration to be paid to the holders of our common stock for their fractional shares from $18.00 to $20.15, subject to the receipt of a fairness opinion from Manchester. At the May 10, 2005, meeting of the Executive Committee of our Board, Manchester rendered its written fairness opinion that, as of such date and based on and subject to the matters described in the fairness opinion, the cash consideration to be paid to the holders of our common stock for their fractional shares is fair, from a financial point of view, to the holders of our common stock who own less than 1,000 shares of our common stock.

         In arriving at its opinion, Manchester, among other things:

          o met with certain members of our management to discuss our operations, financial condition, future prospects and projected operations and performance, and certain matters relating to the reverse stock split;

          o visited our corporate headquarters located in Sioux Falls, South Dakota;

          o reviewed, among other public information, our Annual Reports on Form 10-K and related financial information for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004, and our
               Quarterly Reports on Forms 10-Q for our quarterly periods ended March 31, 2004, June 30, 2004, and September 30, 2004;

          o reviewed certain information, including financial forecasts, relating to our business, earnings, cash flow, assets and prospects furnished to Manchester by our senior management;

          o reviewed forecasts and projections prepared by our management with respect to us for our fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009;

          o reviewed our historical market prices and trading activity of certain publicly traded companies, through May 9, 2005, that Manchester deemed to be relevant;

          o compared our financial position and results of operations with those of certain publicly traded companies that Manchester deemed to be relevant;

          o to the extent publicly available, reviewed and analyzed financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which we operate that were announced between January 1, 2004, and May 9, 2005;

          o reviewed going private transactions announced between January 1, 2004, and May 9, 2005, to the extent publicly available, that Manchester deemed to be relevant;

          o prepared a discounted cash flow analysis of us based upon the forecasts and projections prepared by our management with respect to us for the nine months ending December 31, 2005, and for our fiscal years ending December 31, 2006, 2007, 2008 and 2009; and

          o reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Manchester deemed to be material or otherwise necessary or appropriate to render its opinion, including Manchester's assessment of regulatory, economic, market and monetary conditions.

         The following is a summary of the material analyses and other information that Manchester prepared and relied on in delivering its opinion to our Board:

         Comparable Public Company Analysis. Manchester compared our financial information with corresponding publicly available information for a group of seven publicly-traded managed health care providers that Manchester considered most comparable with the Company, which included: Amerigroup Corporation, Continucare Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana, Inc., Pacificare Health Systems, Inc., and Sierra Health Services, Inc. Manchester selected this group of companies from health care providers after discussion with our senior management. These companies are the publicly traded companies most similar to us in terms of primary business.

         Manchester analyzed our relative performance by comparing market trading statistics for us with those of the comparable companies. The market trading information used in ratios provided below is as of May 9, 2005, and trailing twelve month data is from March 31, 2005.

         An analysis of the multiples for the comparable companies yielded:


                                              Median
                                              Value       Range of Values
                                            ----------  --------------------
Price to book value                            3.3x         2.4x to 7.5x
Enterprise value to trailing twelve
  months revenue                               0.9x         0.3x to 1.5x
Price to trailing twelve months earnings      19.9x       14.2x to 77.3x
Price to trailing twelve months EBITDA        11.7x        7.7x to 17.4x

         In preparing the comparable public companies analysis, Manchester considered that the multiples exhibited by these comparable companies did not reflect the marketable condition of our minority ownership nor the fact that our common stock is non-voting. Manchester also considered that the multiples exhibited by these comparable companies did not reflect the lack of control that the cashed-out common stock holders have in the reverse stock split. Accordingly, Manchester applied a 40% marketability discount and a 5% non-voting discount to the implied equity per share values for us derived from the comparable companies analysis to account for the fact that our common shares are not publicly traded and do not entitled their holders to any voting rights. Manchester also applied a 5% premium to the implied equity per share values for us derived from the comparable companies analysis to account for the fact that the holders of our common stock will be subject to the reverse stock split and going private transaction on a non-voluntary basis. In preparing the comparable public companies analysis, Manchester noted that our net income for our fiscal year ended 2004 was 7.6x greater than our net income in our fiscal year ended December 31 2003, whereas the Company's net income was negative in its fiscal years ended December 31, 2002 and 2001. As a result, following discussions with our management, and with our Board's consent, Manchester applied a 45% discount to our values implied from the median Earnings and median EBITDA multiples, a 55% discount to our values implied from the low Earnings and low EBITDA multiples, and a 35% discount to our values implied from the high Earnings and high EBITDA multiples, to account for our abnormal discrepancy between trailing twelve months earnings as of March 31, 2005, and our historical and projected earnings.

         Manchester applied the comparable public company multiples to our statistics and then (i) deducted for the redemption value of our Class A preferred stock and Class B preferred stock, (ii) deducted for the marketability and non-voting discounts, (iii) added the non-voluntary going private premium and (iv) divided by the number of outstanding shares of our common stock, to yield the following implied per share values for our common stock:

                                                     Implied Value per Share of Our Common Stock
                                            --------------------------------------------------------------
                                                   Low               Median                 High
                                            ----------------- --------------------- ----------------------
Price to book value                             $11.42               $15.77                $35.96
Enterprise value to trailing twelve
  months revenue                                 14.82                37.16                 59.82
Price to trailing twelve months earnings         16.98                29.16                134.07
Price to trailing twelve months EBITDA           13.72                25.56                 45.05

         M&A Transactions Analysis. Manchester reviewed merger and acquisition transactions involving target companies that it deemed comparable us. Manchester selected these transactions by searching databases and by applying the following criteria:

          o    publicly traded companies that operate HMOs;

          o    transactions announced between January 1, 2004 and May 9, 2005;
               and

          o    transactions valued at more than $20 million.

          The selected transactions used in the analysis were (acquiror/target):

          o    Molina Healthcare Inc./Health Care Horizons;

          o    Wellcare Health Plans Inc./Harmony Health Systems;

          o    UnitedHealth Group Inc./Touchpoint Health Plan;

          o    Pacificare Health Systems Inc./American Medical Security;

          o    Centene Corp/FirstGuard;

          o    Molina Healthcare Inc./Sharp Health Plans;

          o    Humana Inc./CarePlus Health Plans of Florida; and

          o    Centene Corp/SummaCare, Inc.

          In each M&A transaction, Manchester calculated for the target company:

          o    enterprise value as a multiple of the number of members.

          o enterprise value as a multiple of trailing twelve month revenues for the period ended on March 31, 2005.

         This analysis yielded the following results:

                                                Median Value          Range of Values
                                            ---------------------- ------------------------
Price paid per HMO member                           $707               $284 to $8,160
Price paid to trailing twelve month
  revenues                                          0.49x              0.29x to 0.83x

         In its M&A transactions analysis, Manchester applied the same 40% marketability discount, 5% non-voting discount and 5% non-voluntary going private transaction premium to the implied equity per share values for us derived from the M&A transaction analysis that it applied in its comparable companies analysis. The comparable transactions involved a change of control and, therefore, the M&A transactions multiples include a control premium. Because there is no change of control in the reverse split transaction, Manchester applied a 20% discount to the implied enterprise value yielded by this analysis.

         Manchester applied the M&A transaction multiples to our statistics and then (i) deducted for the no change of control discount, (ii) deducted for the redemption value of our Class A preferred stock and Class B preferred stock,
(iii) deducted for the marketability and non-voting discounts, (iv) added the non-voluntary going private premium and (v) divided by the number of outstanding shares of our common stock, to yield the following implied per share values for our common stock:

                                                      Implied Value per Share of Class C Stock
                                            --------------------------------------------------------------
                                                   Low               Median                 High
                                            ----------------- --------------------- ----------------------
Price paid per HMO member                        $6.40                $10.84                $88.90
Price paid to trailing twelve month
  revenues                                       12.52                18.62                 29.33

         Discounted Cash Flow Analysis. Manchester performed a discounted cash flow analysis for us in which it calculated the present value of our projected future cash flows using internal financial projections provided by our senior management for the nine months ending December 31, 2005, and for the years ending December 31, 2006, 2007, 2008 and 2009.

         Manchester applied the same 40% marketability discount, 5% non-voting discount and 5% non-voluntary going private transaction premium to our implied equity values derived from the discounted cash flow analysis that it applied in its comparable companies analysis.

         The discounted cash flow analysis is based on our projected future unlevered free cash flows, after taking into consideration capital expenditures and working capital requirements. These cash flows are discounted back to a present value at an appropriate rate and are added to a terminal value, which is determined by applying an earnings multiplier to our EBITDA in the fifth projected year and discounting that value back to the present. Manchester applied a discount rates of 18.3% to the low multiple, 16.3% to the median multiple and 14.3% to the high multiple. Manchester used the price to trailing twelve months EBITDA multiples produced by the comparable public companies analysis (low of 7.7x, median of 11.7x and high of 17.4x) as the EBITDA multiples used for the discounted cash flow analysis.

         The discounted cash flow analysis yielded a fair market value range from $17.17 per share of our common stock (using a 7.7x EBITDA multiple for the terminal value and a 18.3% discount rate) to $33.43 per share of our common stock (using a 17.4x EBITDA multiple for the terminal value and a 14.3% discount rate), with a median fair market value of $23.53 per share of our common stock (using a 11.7x EBITDA multiple for the terminal value and a 16.3% discount rate).

Federal Income Tax Consequences of the Reverse Stock Split

         The following are the material federal income tax consequences of the reverse stock split to us and all of the holders of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, administrative interpretations and court decisions in effect as of the date of this disclosure document, all of which may change, possibly with retroactive effect. Any such change could alter the tax consequences described below. The conclusions in the following summary are not binding on the Internal Revenue Service and no ruling has been or will be obtained from the Internal Revenue Service.

         The discussion does not address all U.S. federal income tax considerations that may be relevant to certain holders of our common stock in light of their particular circumstances. The discussion assumes that the holders of our common stock hold their shares of our common stock as capital assets (generally for investment). In addition, the discussion does not address any foreign, state or local income tax consequences of the reverse stock split. The following summary does not address all U.S. federal income tax considerations applicable to certain classes of holders of our common stock, including:

          o    financial institutions;

          o    insurance companies;

          o    tax-exempt organizations;

          o    dealers in securities or currencies;

          o    traders in securities that elect to mark-to-market;

          o persons that hold our common stock as part of a hedge, straddle or conversion transaction;

          o persons who received common stock pursuant to the exercise of compensatory options;

          o persons who are considered foreign persons for U.S. federal income tax purposes; and

          o persons who do not hold their shares of our common stock as a capital asset

Accordingly, you are urged to consult your own tax advisors as to the specific tax consequences of the reverse stock split, including applicable federal, foreign, state and local tax consequences to you of the reverse stock split in light of your own particular circumstances.

         The Company. It is intended that the reverse stock split will constitute a "recapitalization" and hence a reorganization within the meaning of
Section 368(a)(1)(E) of the Internal Revenue Code, and the remainder of the discussion regarding federal income tax consequences assumes that the reverse stock split so qualifies. However, we have neither requested nor received a tax opinion from legal counsel, and no rulings have been or will be requested from the Internal Revenue Service with respect to the reverse stock split. We will not recognize taxable income, gain or loss in connection with the reverse stock split.

         Shareholders Who Receive Only Shares Of New Common Stock. A shareholder who receives only shares of new common stock in the transaction (i.e., a shareholder who owns a number of shares of old common stock equal to the product of 1,000 multiplied by a whole number) will not recognize gain or loss, or dividend income, as a result of the reverse stock split and the basis and holding period of such shareholder in shares of old common stock will carry over as the basis and holding period of such shareholder's shares of new common stock.

         Shareholders Who Receive Only Cash. The receipt by a shareholder of only cash pursuant to the reverse stock split (i.e., owns fewer than 1,000 shares of old common stock) will be treated as a redemption of stock and will be a taxable transaction for federal income tax purposes. Depending on a shareholder's situation, the redemption of stock will be taxed as either:

      (i) A sale or exchange of the redeemed shares, in which case the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for the redeemed shares; or

      (ii) A cash distribution which is treated: (a) first, as a taxable dividend to the extent we have either accumulated earnings and profits as computed for U.S. federal income tax purposes through the date of the reverse stock split or current earnings and profits for the tax year in which the reverse stock split occurs;
               (b) then as a tax-free return of capital to the extent of the shareholder's tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

         Amounts treated as gain or loss from the sale or exchange of redeemed shares will be capital gain or loss and will be long-term if, at the time of the reverse stock split, the shareholder has held the shares of our common stock for more than one year. Amounts treated as a taxable dividend are treated as ordinary dividend income to the recipient, potentially subject to any special tax treatment for dividends.

         Under Section 302 of the Internal Revenue Code, a shareholder who receives only cash in the reverse stock split and does not constructively own any shares of new common stock after the reverse stock split, will have the shareholder's interest in us completely terminated by the reverse stock split and will therefore receive sale or exchange treatment on the reverse stock split. That is, such a shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for his, her or its old common stock.

         A shareholder who receives cash in the reverse stock split and immediately after the reverse stock split constructively (or actually) owns shares of new common stock, must compare (X) his, her or its percentage ownership immediately before the reverse stock split (i.e., the number of shares of old common stock actually or constructively owned by him, her or it immediately before the reverse stock split divided by the number of shares of old common stock outstanding immediately before the reverse stock split (1,365,604 shares)) with (Y) his, her or its percentage ownership immediately after the reverse stock split (i.e., the number of shares of new common stock constructively (or actually) owned by him, her or it immediately after the reverse stock split divided by the number of shares of new common stock outstanding immediately after the reverse stock split). This comparison will allow a shareholder to determine whether or not the receipt of cash is (i) "substantially disproportionate" or "not essentially equivalent to a dividend" (as those terms are defined in Section 302 of the Internal Revenue Code) with respect to such shareholder and thus treated as a sale or exchange of the redeemed shares, or (ii) treated as a cash distribution. You should consult your own tax advisor as to the application of those rules (including the attribution rules) to your particular circumstances.

         Shareholders Who Receive Shares Of New Common Stock And Cash. A shareholder who receives both shares of new common stock and cash in the transaction (i.e., a shareholder who owns a number of shares of old common stock which is greater than 1,000 and is not equal to the product of 1,000 multiplied by a whole number) will be treated as having exchanged his, her or its shares of old common stock for the shares of new common stock and a cash payment. The receipt of the new common stock will not be taxable to the shareholder and the shareholder, therefore, will not recognize gain or loss or dividend income on that portion of the transaction, and the basis and holding period of such shareholder in his, her or its shares of old common stock generally will carry over as the basis and holding period of such shareholder's shares of new common stock. The receipt of the cash payment will be taxable to such shareholder in an amount not exceeding the shareholder's realized gain on the reverse stock split. The character of this amount as capital gain or dividend income will be determined in the same manner described above under "Shareholders Who Receive Only Cash."

         Tax Withholding. Non-corporate shareholders may be subject to backup federal income tax withholding at a rate of 28% on cash payments received in the reverse stock split. Backup withholding will not apply, however, to a shareholder who (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal, (ii) provides a certificate of foreign status on an appropriate Form W-8, or (iii) is otherwise exempt from backup withholding. A shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

         As stated above, the preceding discussion does not purport to be a complete analysis or discussion of all potential tax effects relevant to the reverse stock split. Thus, you are urged to consult your own tax advisors as to the specific tax consequences to you of the reverse stock split, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Financial Information

         Summary Financial Information. The following summary of historical consolidated financial data was derived from our audited consolidated financial statements as of and for each of the years ended December 31, 2004 and 2003 and from our unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004. The results of operations for the three months ended March 31, 2005, are not necessarily indicative of the results to be expected for the full year ending December 31, 2005 or any other interim period. This financial information is only a summary and should be read in conjunction with our audited consolidated financial statements and the other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, each filed with the SEC, which information is incorporated by reference into this disclosure document. See "Where You Can Find More Information" and "Documents Incorporated by Reference".

                                                           (Dollars in thousands, except per share data):
                                                         ----------------------------------------------------
                                                                                       Three Months Ended
                                                                 Year Ended                 March 31
                                                                December 31                (Unaudited)
                                                         ----------------------------------------------------
                                                             2004          2003         2005         2004
                                                             ----          ----         ----         ----
Income Statement Data:
  Net premiums                                             $80,871       $87,307      $21,020       $20,767
  Third party administration fees                            5,446         5,753        1,406         1,324
  Investment income                                            429           354          162            95
  Total revenues                                            88,105        94,945       22,966        22,547
  Net claims incurred                                       62,075        79,676       18,427        16,573
  Other operating expenses                                  15,725        14,387        4,054         4,045
  Income before income taxes                                10,305           882          484         1,929
      and minority interest
  Net income                                                 7,535           992          228         1,848
                                                           =======       =======      =======       =======

Earnings per common share                                  $  5.52       $  0.73      $  0.17       $  1.35
                                                           =======       =======      =======       =======

Dividends per common share                                 $  0.00       $  0.00      $  0.00       $  0.00
                                                           =======       =======      =======       =======

Balance Sheet Data:
  Invested assets and cash                                 $25,157       $20,653      $26,265       $21,278
  Total assets                                              29,511        25,639       30,798        26,528
  Reported and unreported claims payable                     9,651        12,854        9,647        10,449
  Contingency reserves payable                               5,305         6,081        5,949         6,620
  Total liabilities                                         19,026        22,688       20,086        21,729
  Stockholders' equity                                      10,485         2,951       10,712         4,800

         Earnings per common share were calculated by dividing net income by the weighted average number of shares of our common stock outstanding during each period. The number of shares of our common stock outstanding was 1,365,604 shares for each period.

         Pro Forma Financial Information. The following unaudited pro forma financial data assumes that the transaction was completed January 1, 2004. The pro forma financial data is based on the assumption that an aggregate of 256,604 pre-split shares of our common stock will result in fractional shares and will be purchased by us for approximately $5.2 million and we will incur approximately $200,000 in fees an expenses in connection with the reverse stock split, which are expensed in 2004. We have included the following selected unaudited pro forma financial data only for the purposes of illustration. The pro forma financial data does not necessarily indicate what the operating results or financial position would have been if the transaction had been completed on January 1, 2004, or what our future operating results or financial position will be following the reverse stock split and going private transaction. This financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the reverse stock split and going private transaction or any future transaction related expenses.

         If the transaction had been completed January 1, 2004, the effects would be as follows, using pre-split shares:

          o For our most recently completed fiscal year, our 2004 net income per share would have increased from $5.52 to $6.61. Book value per share would have decreased from $7.67 to $4.60 per share on a pre-split basis at December 31, 2004.

          o For our most recently completed interim period, our 2005 three-month net income per share would have increased from $0.17 to $0.21. Book value per share would have decreased from $7.83 to $4.80 per share on a pre-split basis at March 31, 2005.

          o Cash at March 31, 2005, would have decreased by $5.4 million from approximately $15.7 million to $10.4 million. Total shareholders' equity decreased by the same amount from approximately $10.7 million to $5.3 million.

Source of Funds and Expenses

         We estimate that a total of approximately $5.2 million will be required to pay for the fractional shares of our common stock exchanged for cash in the reverse stock split, and approximately $200,000 of expenses will be incurred in connection with the going private transaction, for a total of approximately $5.4 million. Cash and cash equivalents on hand will serve as the source for all of the costs and expenses of the going private transaction, including the amounts required to be paid in lieu of the issuance of fractional shares resulting from the reverse stock split and the redemption of the shares of Class A preferred stock. There are no alternative plans for financing this transaction

Reservation

         We reserve the right to abandon or delay the going private transaction any time before it is effected for any reason, including, but not limited to, if there is pending litigation regarding such transaction. Although our Board of Directors believes that as of the date of this disclosure document the going private transaction is in our best interests and in the best interests of the holders of our common stock and our Class A preferred stock, our Board nonetheless believes that it is prudent to recognize that, between the date of this disclosure document and the effective date of the reverse stock split, factual circumstances could possibly change such that it might not be appropriate or desirable to effect the reverse stock split at such time. If our Board of Directors decides to abandon the reverse stock split before the effective date of the reverse stock split, our Board will notify the holders of our common stock of such decision promptly by mail, press release or any other appropriate method of public disclosure. Our Board of Directors is presently unaware of any factual circumstances that could arise before the effective date of the reverse stock split that would cause it to decide to abandon the reverse stock split.

Dissenters' Rights

         Pursuant to the South Dakota Business Corporation Act and other applicable law, our shareholders are not entitled to dissenters' rights in connection with the reverse stock split.


             INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS AND
                              CERTAIN SHAREHOLDERS

         The names of our directors and executive officers, and their ages, titles and biographies as of the date of this disclosure document are set forth below.

Directors

         James Engelbrecht, M.D., age 67, became a director in June 1997. He is a member of the South Dakota State Medical Association and has been engaged in the practice of internal medicine and rheumatology in Rapid City, South Dakota, since 1980.

         Van Johnson, age 60, became a director in September 1999. He is an independent political lobbyist and has been in practice for over 30 years. He is also an attorney in private practice in Sioux Falls, South Dakota. Previously, Mr. Johnson was the Executive Vice President of the South Dakota Auto Dealers Association from 1987 to 2001.

         Thomas Krafka, M.D., age 60, became a director in October 1998. He is a member of the South Dakota State Medical Association and has been engaged in the practice of radiology in Rapid City, South Dakota, since 1976.

         Thomas Luzier, M.D., age 57, became a director in October 2004. He is a member of the South Dakota State Medical Association and has been engaged in the practice of Allergy/Immunology in Aberdeen, South Dakota, since 1986.

         Terrance Nemec, age 42, became a director in June 2005. He has been employed as a certified public accountant/shareholder in the Sioux Falls, South Dakota, office of Klanderud, Montoya, Wuebben & Feehan, PC., since 2003. Previously, from 1984 to 2003, he worked as a certified public accountant for RSM McGladrey, Inc.,/McGladrey & Pullen, LLP, in their Pierre, Rapid City, and Sioux Falls offices.

         James Reynolds, M.D., age 62, became a director in September 1999. He is a member of the South Dakota State Medical Association and has been engaged in the practice of cardiac surgery in Sioux Falls, South Dakota, since 1978.

         John Rittmann, M.D., age 67, became a director in June 1997. He is a member of the South Dakota State Medical Association and has been engaged in practice as a family practitioner in Watertown, South Dakota, since 1973.

         Stephan Schroeder, M.D., age 54, became a director in October 1998. He is a member of the South Dakota State Medical Association and has been engaged in practice as a family practitioner in Miller, South Dakota, since 1980.

         John Sternquist, M.D., age 60, became a director in October 2000. He is a member of the South Dakota State Medical Association and has been engaged as a general surgeon in Yankton, South Dakota, since 1980.

         Members of our Board are elected for three-year term expiring at each successive annual meeting of shareholders. The term for Dr. Engelbrecht and Dr. Sternquist will expire at our annual meeting to be held in 2006, the term for Dr. Krafka, Dr. Luzier, Dr. Rittmann, and Dr. Schroeder will expire at our annual meeting to be held in 2007, and the term for Mr. Johnson, Mr. Nemec and Dr. Reynolds will expire at our annual meeting to be held in 2008.

         We currently have one vacancy on our Board. Our Board has approved certain amendments to our Amended and Restated Bylaws pursuant to which, among other things, a seat on our Board would be permanently designated for the Chief Executive Officer of the South Dakota State Medical Association. Such amendments to our Amended and Restated Bylaws will not become effective until approved by the South Dakota Division of Insurance and signed by us. L. Paul Jensen, our former Chief Executive Officer, currently serves as the Chief Executive Officer of the South Dakota Medical Association. We anticipate that Mr. Jensen will be elected to fill the vacancy on our Board following the effectiveness of our Amended and Restated Bylaws.

Executive Officers

         Kirk J. Zimmer, age 45, joined us in May 1988. Mr. Zimmer became our Chief Executive Officer in June 2005. Prior to such time, Mr. Zimmer served as our Senior Vice President from January 1990 to June 2005, and as our Chief Operating Officer from 2003 to June 2005. Prior to joining us, Mr. Zimmer was employed, since 1982, with McGladrey & Pullen, LLP, a national certified public accountant firm and was a general services manager from 1986 to 1988.

         William O. Rossing, M.D., age 70, became our Vice President and Medical Director upon joining us in August 1996. Prior to his retirement from active practice in July 1996, Dr. Rossing had been in the practice of internal medicine in Sioux Falls, South Dakota, since 1966, following his tenure with the U.S. Army Medical Service.

         Thomas N. Nicholson, age 45, joined us in July 1996 as the Vice President of Sales and Marketing. Mr. Nicholson had been previously employed, since 1981, by the Williams Insurance Agency and was an Executive Vice President since 1994.

         Bruce E. Hanson, age 42, joined us in December 1996 as our Chief Financial Officer and became the Vice President of Finance in March 1997. Mr. Hanson had been in private practice as a certified public accountant since 1991, and previously had been employed, since 1985, with Charles Bailly & Co., a regional certified public accountant firm.

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

         Brian E. Meyer, age 42, joined us in July 1997 as the Vice President of Information Systems and was appointed Vice President--Operations in May 2005. Mr. Meyer had been previously employed since 1985 with Berkley Information Services and was Vice President of Systems Development since 1990.

         Michael E. North, age 35, joined us in January 2002 as Director of Underwriting, and became Vice President--Underwriting and Risk Management in May 2005. Mr. North had been previously employed as an underwriter with Blue Cross Blue Shield of Wisconsin from 2000 to 2001 and from 1996 to 1998, with Security Health Plan from 1998 to 2000, and with Humana during 1998.

         Steven A. Goldberg, age 55, joined us in May 2005 as Vice President--Medical Management. Mr. Goldberg had previously been employed with Blue Shield of California from 2003 to 2005, with Blue Cross Blue Shield of Florida from 2002 to 2003, with Anthem Blue Cross and Blue Shield from 2000 to 2002, and with Aetna US Healthcare from 1993 to 2000.

Additional Information Regarding Directors and Executive Officers

         Each of the above directors and executive officers is a citizen of the United States of America. During the past five years, none of the above directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the above directors and executive officers has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer or director from future violations of, or prohibiting acts subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. For all purposes relevant to this disclosure document, the business address of each of the above directors and executive officers is 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, and the telephone number is (605) 334-4000.

Certain Shareholder Information

         The South Dakota State Medical Association, a nonprofit corporation organized in South Dakota, owns 100% of our Class B preferred stock and, through this share ownership, maintains voting control of us. The South Dakota State Medical Association is not eligible to hold, and does not hold, any shares of our common stock. The business address for the South Dakota State Medical Association is 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, and the telephone number is (605) 336-1965. The purpose of the South Dakota


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State Medical Association, among other things, is to advance the medical and collateral sciences and to assist in acquiring a knowledge of the same, to work for the benefit of community health and welfare, to bring together the physicians of the state of South Dakota into one organization and unite with similar organizations to form the American Medical Association, to elevate the standards of medical education, to advocate and assist in establishing high standards of medical care for the general population and in all public programs.

Certain Relationships and Related Transactions

         On January 1, 2002, we entered into a lease of office space with the South Dakota State Medical Association, which requires minimum monthly rentals of approximately $19,000. The agreement was renewed and payments are being made on a month to month basis.

         On March 1, 2005, we borrowed approximately $3.5 million to the South Dakota State Medical Association for the purpose of allowing such entity to purchase the land and building that will house our main office and the main offices for the South Dakota State Medical Association and the South Dakota Foundation for Medical Care. The loan is secured by a real estate mortgage with repayment over 22.5 years at a rate of 4.5% annual interest. Prior to taking occupancy of the building, we will negotiate lease terms with the South Dakota State Medical Association.

         We provide group health insurance coverage for employees of the South Dakota State Medical Association. Total premium income for each of the years ended December 31, 2004, 2003, and 2002, was approximately $115,000, $109,000, and $85,000, respectively.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a Schedule 13E-3 with the SEC regarding this transaction. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549.

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website that contains reports, information statements and other information about issuers, including us, who file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

         We have not authorized anyone to give any information or make any representation about the transaction that differs from, or adds to, the information in this disclosure document or our documents that are publicly filed with the SEC. Therefore, if anyone gives you different or additional information, you should not rely on it.

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

         The information contained in this disclosure document speaks only as of its date, unless the information specifically indicates that another date applies.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" information in this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated herein by reference.

         This document incorporates by reference the documents listed below that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange
Act:

                  o Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A, filed with the SEC on July 14, 2005.

                  o Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the SEC on May 13, 2005.








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